Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

07025648

July 18, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 19 2007
WASH, D.C.
209

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since March 21, 2007, the date as of which information or documents were compiled for the previous filing for exemption. Please note that REC's Annual Report for 2006 is attached hereto as Item Number 18.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 8/3

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Item Number	Date	Document Description
1	3/21/07	Board of Directors Approves 2006 Financials
2	3/21/07	Matching Halt
3	3/21/07	REC secures NOK 4.8 Billion Polysilicon contract
4	3/21/07	Matching Halt ends
5	3/21/07	REC disclosure of large shareholdings
6	3/22/07	REC update on proposed secondary placing of ordinary shares
7	3/22/07	Hafslund completes placement of REC shares and announces proposal for NOK 15 special dividend
8	3/22/07	Mandatory Notification of Trade
9	3/23/07	Primary Insiders Purchase of Shares
10	3/28/07	Orkla sold 1,194,335 shares in REC
11	3/28/07	Analyst field trip presentation material
12	4/04/07	Oslo Børs announces Notification of Trade
13	4/04/07	Oslo Børs refers to Notification of Trade
14	4/20/07	Presentation of First Quarter 2007 Results on 4/27/07
15	4/26/07	Matching Halt
16	4/26/07	REC announces Further Expansions in Polysilicon and Wafer
17	4/26/07	Matching Halt ends
18	4/27/07	Annual Report for 2006
19	4/27/07	REC Results for First Quarter of 2007

Item Number	Date	Document Description
20	4/27/07	REC First Quarter Interim Results Presentation
21	4/27/07	REC First Quarter Results Report
22	4/30/07	REC Notice for Annual General Meeting
23	4/30/07	REC Mandatory Notification of Trade
24	4/30/07	REC Finalizing May 9, 2006 Employee Share Issue
25	4/30/07	Mandatory Notification of Trade
26	5/08/07	Mandatory Notification of Trade
27	5/16/07	REC Ordinary General Meeting held on May 14, 2007
28	5/22/07	Minutes from REC Ordinary General Meeting held on May 14, 2007
29	5/23/07	Annual Overview for REC
30	5/23/07	Updated Articles of Association of REC
31	6/21/07	REC adding 50 NW Module Capacity
32	6/21/07	Oslo Børs publishes Exchange Notice Derivatives 58-07

4639609_v1

1. **Board of Directors Approves 2006 Financials**

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21.03.2007 14:39:36 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **BOARD OF DIRECTORS APPROVED 2006 FINANCIALS** styrets forslag til årsregnska

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Oslo, March 21, 2007

Today, the Board of Directors of REC approved the financial statements for 2006. Compared to the preliminary results for 2006 presented in the 4th quarter report there are no changes in profit for the year.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million.

Please also see www.recgroup.com

2. Matching Halt

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21.03.2007 14:45:13 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **OSLO BØRS MATCHING HALT** børspause

Oslo Børs has received an announcement from REC,
and a matching halt has been imposed until
publication.

3. REC secures NOK 4.8 Billion Polysilicon contract

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21.03.2007 14:45:38 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **SECURES NOK 4.8 BILLION POLYSILICON CONTRACT** avtaler

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Oslo, March 21, 2007: Renewable Energy Corporation (REC) has entered into a long-term agreement for the supply of polysilicon to SUMCO TECHXIV Corporation (STC), a subsidiary of the world`s second largest electronic wafer producer. Under the agreement, REC will deliver polysilicon to STC worth approximately NOK 4.8 billion over the next 7 years. REC has also started ordering long lead-time items to secure further expansion of its polysilicon production in 2009-2010.

STC is the new name of Komatsu Electronic Metals after its acquisition by SUMCO Corporation. The agreement replaces one of the agreements taken over when REC acquired Advanced Silicon Materials LLC in 2005, where REC commits supplying polysilicon to a small number of electronic customers.

The new contract, which combines re-negotiated terms of existing supply contracts and an extension of volumes and duration, has a total contract value of up to NOK 4.8 billion. Deliveries will start 2007 and continue until 2013. Additional volume to the existing contract is close to 6,000 MT, which will be supplied during the added years covered by the new contract. Two thirds of the contracted volume is on take-or-pay terms at predefined and increasing prices. Starting in the second half of 2010, volumes above the take-or-pay contract will be delivered at market terms and negotiated annually within a pre-determined price bracket.

Due to improved pricing terms, the average price for REC Silicon`s total polysilicon sales is expected to increase slightly more than 15% from 2006 to 2007. Earlier guidance indicated an average price increase of up to 10%.

`This agreement strengthens the relationship between two global market leaders. REC is the world`s largest PV-company, while SUMCO is the second largest manufacturer of silicon wafers for electronic applications. By executing this contract, REC Silicon will achieve more operational flexibility than the former agreement allowed, which will enable product mix changes and further optimization of production`, says Gøran Bye, Executive Vice President Silicon of REC ASA.

`We are determined to pursue our strategy and commitment to grow solar. However, with our

aggressive expansion ambition in polysilicon production, we also see an opportunity in continued supply of some polysilicon volumes to important customers in the electronic segment. This diversification will allow us to further pursue de-bottlenecking opportunities at our Butte plant and potentially reduce production cost further in existing production assets`, says Erik Thorsen, President and CEO of REC ASA.

While existing polysilicon expansion projects are running according to plan, REC has also started preparations for the next polysilicon expansion. Decision has been made to invest nearly USD 50 million to procure long-lead items to ensure that additional capacity could come on-stream in 2009/2010.

`We continue to see a positive demand for our products and we have therefore decided to order certain items early to help us reduce project lead-time in a pressured global engineering, procurement and construction market. With our new proprietary and cost efficient granular polysilicon production technology, further expansions within polysilicon production will not only contribute to continued cost reductions, but also provide additional material to pursue expansion opportunities further downstream in our wafers, cells and modules activities`, continued Erik Thorsen.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 90 75 66 85
Jon Andre Løkke, SVP & Investor Relation Officer, +47 67 81 52 65

4. Matching Halt ends

21.03.2007 14:47:52 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **OSLO BØRS MATCHING HALT ENDS** børspause

See announcement issued by REC. Matching halt to end. There will be a pre-trading session (CLIN) until 14:53.

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5. REC disclosure of large shareholdings

21.03.2007 16:34:12 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **DISCLOSURE OF LARGE SHAREHOLDINGS** flagging

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NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN.

PROPOSED SECONDARY PLACING OF ORDINARY SHARES IN RENEWABLE ENERGY CORPORATION ASA (`REC`)

Hafslund ASA (`Hafslund`) has appointed ABG Sundal Collier Norge ASA (`ABG Sundal Collier`) and UBS Investment Bank (`UBS`) (together the `Managers`) as Managers and Joint Bookrunners for an accelerated bookbuilding and potential secondary placing of up to 35 million shares in REC (the `Placing Shares`) (the `Placing`). The decision to complete a sale of all or any part of the Placing Shares, the exact number of Placing Shares sold and the price for the Placing Shares will depend on the outcome of the bookbuilding process, and a further announcement will be made at that time.

The books for the Placing will open with immediate effect. Pricing and allocations are expected to be announced as soon as practicable following the closing of the books. The timing for the closing of the books will be at the sole discretion of the Managers.

The bookbuilding process is open to institutional investors in Norway and institutional investors abroad. In the event of oversubscription, the Managers may reduce or reject purchase orders at their own discretion.

The closing price of REC on the Oslo Stock Exchange on Wednesday, 21 March, was about NOK 142 per share.

Commenting the decision to initiate a potential sale of REC shares, Christian Berg, CEO of Hafslund said:

`Hafslund made its initial investment in REC - today a global leader in the solar energy industry - in 1998. We are hugely impressed of what REC has achieved, and believe strongly that the company will continue to excel and create value for its owners. Given the nature of Hafslund`s ownership in REC, held though our Venture arm, and the implications of REC`s success for the size of our investment, it is, however, natural for Hafslund to over time reduce the holding in the company, which we believe also will benefit REC in establishing a broader shareholder base with enhanced liquidity in the trading of the

share.`

Hafslund currently holds approx. 105.4 million shares in REC representing 21.33% of the total issued share capital.

To the extent that the Placing is completed, Hafslund undertakes not to sell or otherwise dispose of any shares in REC for a period of 90 days from the completion of the Placing without the prior written consent of the Managers.

Hafslund ASA
Oslo, 21 March 2007

Enquiries:

Hafslund

Christian Berg, CEO Tel: +47 91 74 69 10

***

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE `PROSPECTUS DIRECTIVE`) AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE `ORDER`) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC`) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement has been issued by Hafslund and is the sole responsibility of Hafslund. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities of REC in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer of solicitation is unlawful. The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information which has not been independently verified by the Seller or the Managers.

Neither this announcement nor any copy of it may

be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Hafslund, the Managers, or any of their respective affiliates, or any other person that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Hafslund and the Managers to inform themselves about and to observe any such restrictions.

The Managers are acting for Hafslund only in connection with the Placing, and no one else, and will not be responsible to anyone other than Hafslund for providing the protections offered to clients of the Managers nor for providing advice in relation to the Placing.

ABG Sundal Collier is authorised and regulated by Kredittilsynet.

UBS is authorised and regulated by the UK Financial Services Authority.

6. **REC update on proposed secondary placing of ordinary shares**

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22.03.2007 08:38:40 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **UPDATE ON PROPOSED SECONDARY PLACING OF ORDINARY SHARES IN RENEWABLE ENERGY CORP** flagging

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NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN.

UPDATE ON PROPOSED SECONDARY PLACING OF ORDINARY SHARES IN RENEWABLE ENERGY CORPORATION ASA (`REC`) - BOOKS TO CLOSE AT 8:30 A.M. CET

Hafslund ASA (`Hafslund`) yesterday announced the appointment of ABG Sundal Collier Norge ASA (`ABG Sundal Collier`) and UBS Investment Bank (`UBS`) (together the `Managers`) as Managers and Joint Bookrunners for an accelerated bookbuilding and potential secondary placing of up to 35 million shares in REC (the `Placing Shares`) (the `Placing`).

As of the time of this release, the Placing is well oversubscribed. The Placing will be priced at NOK 138.

The books for the Placing are open. Pricing and allocations are expected to be announced as soon as practicable following the closing of the books. The books will close at 8:30 a.m. CET today, 22 March 2007.

The bookbuilding process is open to institutional investors in Norway and institutional investors abroad. The Managers may reduce or reject purchase orders at their own discretion.

Hafslund currently holds approx. 105.4 million shares in REC representing 21.33% of the total issued share capital.

To the extent that the Placing is completed, Hafslund undertakes not to sell or otherwise dispose of any shares in REC for a period of 90 days from the completion of the Placing without the prior written consent of the Managers.

Hafslund ASA
Oslo, 22 March 2007

Enquiries:

Hafslund

Christian Berg, CEO Tel: +47 91 74 69
10

***

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE `PROSPECTUS DIRECTIVE`) AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE `ORDER`) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC`) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement has been issued by Hafslund and is the sole responsibility of Hafslund. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities of REC in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer of solicitation is unlawful. The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information which has not been independently verified by the Seller or the Managers.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Hafslund, the Managers, or any of their respective affiliates, or any other person that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Hafslund and the Managers to inform themselves about and to observe any such restrictions.

The Managers are acting for Hafslund only in connection with the Placing, and no one else, and

will not be responsible to anyone other than Hafslund for providing the protections offered to clients of the Managers nor for providing advice in relation to the Placing.

ABG Sundal Collier is authorised and regulated by Kredittilsynet.

UBS is authorised and regulated by the UK Financial Services Authority.

7. Hafslund completes placement of REC shares and announces proposal for NOK 15 special dividend

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22.03.2007 08:52:45 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **COMPLETES PLACEMENT OF REC SHARES** flagging

HAFSLUND COMPLETES PLACEMENT OF REC SHARES AND ANNOUNCES PROPOSAL FOR NOK 15 SPECIAL DIVIDEND

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN.

HAFSLUND COMPLETES PLACEMENT OF REC SHARES AND ANNOUNCES PROPOSAL FOR NOK 15 SPECIAL DIVIDEND

Hafslund ASA (`Hafslund`) has completed a secondary placing of 35 million ordinary shares in REC, representing in aggregate approximately 7.1% per cent of the issued share capital of REC (the `Placing`), at a price of NOK 138 per share.

ABG Sundal Collier Norge ASA (`ABG Sundal Collier`) and UBS Investment Bank (`UBS`) (together the `Managers`) acted as Managers and Joint Bookrunners for the Placing.

Supported by the company`s dividend policy and strong financial position, Hafslund will propose to the shareholders meeting in May 2007 a special dividend of NOK 15 per share, equivalent to NOK 2.9 billion. The remaining proceeds will be retained in the company for funding of growth initiatives, among others, the acquisition and development of Viken Fjernvarme (district heating). The special dividend comes in addition to the already proposed dividend of NOK 2.75 per share.

Following completion of the Placing, Hafslund holds, in aggregate, 70.4 million shares in REC, which corresponds to 14.3% of REC`s issued share capital.

Hafslund has undertaken not to sell or otherwise dispose of any shares in REC for a period of 90 days from the completion of the Placing without the prior written consent of the Managers.

Hafslund ASA
Oslo, 22 March 2007

Enquiries:

Hafslund

Christian Berg, CEO Tel: +47 91 74 69 10

***

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE `PROSPECTUS DIRECTIVE`) AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE `ORDER`) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC`) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement has been issued by Hafslund and is the sole responsibility of Hafslund. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities of REC in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer of solicitation is unlawful. The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information which has not been independently verified by the Seller or the Managers.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Hafslund, the Managers, or any of their respective affiliates, or any other person that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Hafslund and the Managers to inform themselves about and to observe any such restrictions.

The Managers are acting for Hafslund only in

connection with the Placing, and no one else, and will not be responsible to anyone other than Hafslund for providing the protections offered to clients of the Managers nor for providing advice in relation to the Placing.

ABG Sundal Collier is authorised and regulated by Kredittilsynet.

UBS is authorised and regulated by the UK Financial Services Authority.

8. Mandatory Notification of Trade

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22.03.2007 11:34:02 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **REC - MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

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Hafslund has the 22nd of March sold 35 million shares in Renewable Energy Corporation ASA at a price of NOK 138.- per share. Tore Schiøtz, CEO of Hafslund Venture AS, is Chairman of the Board of Renewable Energy Corporation ASA and primary insider in Renewable Energy Corporation ASA. Hafslund owns following this sale, directly and indirectly, 70 411 520 shares in Renewable Energy Corporation ASA. Tore Schiøtz owns, directly and indirectly, 500 000 shares in Renewable Energy Corporation ASA.

Oslo, 22 March 2007

9. Primary Insiders Purchase of Shares

lenke

23.03.2007 07:36:35 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **PRIMARY INSIDERS PURCHASE OF SHARES** meldepliktig handel

On March 22, 2007, as part of the REC 2006 Long Term Incentive Plan, six primary insiders in Renewable Energy Corporation ASA purchased 2,461 shares at a price of NOK 139.00.

Primary insider John Andersen, Jr. (Executive Vice President - REC Wafer) purchased 495 shares. After this transaction, Andersen and related parties hold 133,975 shares in Renewable Energy Corporation ASA.

Primary insider Gøran Bye (Executive Vice President - REC Silicon) purchased 585 shares. After this transaction, Bye and related parties hold 29,585 shares in Renewable Energy Corporation ASA.

Primary insider Erik Sauar (Senior Vice President & CTO) purchased 420 shares. After this transaction, Sauar and related parties hold 696,865 shares in Renewable Energy Corporation ASA.

Primary insider Bjørn Brenna (Executive Vice President & CFO) purchased 600 shares. After this transaction, Brenna and related parties hold 33,200 shares in Renewable Energy Corporation ASA.

Primary insider Jon André Løkke (Senior Vice President & Investor Relation Officer) purchased 198 shares. After this transaction, Løkke and related parties hold 114,338 shares in Renewable Energy Corporation ASA.

Primary insider Svànaug Bergland (Senior Vice President - Organizational Development) purchased 180 shares. After this transaction, Bergland and related parties hold 10,680 shares in Renewable Energy Corporation ASA.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

10. Orkla sold 1,194,335 shares in REC

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28.03.2007 08:28:33 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **TRADE SUBJECT TO NOTIFICATION REC** meldepliktig handel

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Orkla has the 27 February 2007 sold 1 194 335 shares in Renewable Energy Corporation ASA (REC) at a share price of NOK 140.33. After this transaction Orkla holds 196 425 000 shares in REC, which represents 39.75 % of the shares.

The reason for the sale is that Orkla wishes to have a certain margin to the 40 % limit that triggers a mandatory offer.

The reason for this notification is that Ole Enger and Roar Engeland (both Executive Vice President in Orkla) are members of the Board in REC.

Contact:
Rune Helland, Orkla Investor Relations,
Tel: +47 2254 4411
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

11. Analyst field trip presentation material

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28.03.2007 15:33:35 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **ANALYST FIELD TRIP - PRESENTATION MATERIAL** presentasjonsmateriale

On March 28-29, 2007, REC will undertake a previously announced financial analyst field trip.

REC constantly strives for transparency and seeks to improve the understanding of the fundamentals for REC activities. This time, we will visit the REC Silicon plants in Moses Lake, Washington and Butte, Montana to explore both the existing Siemens based plants as well as the construction of the new and cost effective fluidize bed reactor plant.

Please find attached all presentation material used during the field trip. This will also be made available on http://www.recgroup.com as well as on http://www.newsweb.no

For further information please contact:
Jon Andre Løkke, SVP & Investor Relations Officer;
+47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com


Silicon Materials
Analyst silicon field trip
March 28, 2007
Renewable Energy Corporation
Wafers
Cells
Modules
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that *could cause actual results to differ*. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, *fluctuations in currency* exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the *accuracy, reliability or completeness of the* Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared in connection with the field trip March 28, 2007. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

 © Copyright 2007 Renewable Energy Corporation ASA

REC

The world's most integrated solar energy company


Silicon Materials
Wafers
Cells
Modules
Chemical process →
Casting and cutting →
Surface treatment → Assembly →Installation and operation
REC Silicon
REC Wafer
REC Solar

REC

 © Copyright 2007 Renewable Energy Corporation ASA

Field trip
March
27-29, 2007

Full-year 2006 performance

Divisions	REC Silicon	REC Wafer	REC Solar
2006 Production	**5 600 MT** polysilicon **8 000 MT** monosilane	**275 MW** multicrystalline **31 MW** monocrystalline	**37 MW** cells **33 MW** modules
2006 vs. 2005	**+6%**	**+37%**	**+100%**
2006:			
Revenues:	NOK 2 128 mill	NOK 2 456 mill	NOK 873 mill
EBITDA:	NOK 1 063 mill	NOK 825 mill	NOK 194 mill
2007 target production	**~6 000 MT** polysilicon **~9 000 MT** monosilane	**~465 MW** multicrystalline **~35 MW** monocrystalline	**~50 MW** cells **~45 MW** modules

© Copyright 2007 Renewable Energy Corporation ASA

REC


Renewable
Energy
Corporation
The Solar Industry
REC

Solar energy development forecast


Oil Coal Gas Nuclear Hydro Bio Wind PV Solar - other Other
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
(EJ/Year)
2000 2010 2020 2030 2040 2050 2060 2070 2080 2090 2100

Source: solarwirtschaft.de

- ➔ Unlimited renewable source of supply
- ➔ Increasingly cost competitive
- ➔ Decentralized power source
- ➔ Peak power at peak time of usage
- ➔ Environmentally friendly

Declining stock of fossil fuels, climate changes and increasing competitiveness of PV systems will boost usage of solar energy over the next century

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Cost competitiveness of PV electricity


(€/kWh)
1.0
0.8
0.6
0.4
0.2
0.0
1990
2000
2010e
2020e
2030e
2040e
900 hrs/year: ~0.50 €/kWh
1 800 hrs/year: ~0.25 €/kWh
Photovoltaic
Utility peak cost
Bulk cost

Source: REC, based on EC Vision Report 2005 (EPIA: Towards an Effective Industrial policy for PV (RWE Schott Solar))

© Copyright 2007 Renewable Energy Corporation ASA

Energy price development triggers strong demand for solar energy

Field trip
March
27-29, 2007

Average electricity prices for retail customers (€/kwh)



JPN
ITA
GER
CAL
0,25
0,23
0,21
0,19
0,17
0,15
0,13
0,11
0,09
~0,25 €/kWh
2000
2002
2004
2006
2008
2010

Source: Respective national energy departments, REC estimates

CA residential electricity price (€/kwh) and demand



Residential el. price
Million households in 2001
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
~0,25 €/kWh
3,80
1,80
3,50
2,00
1,25
Tier 1
Tier 2
Tier 3
Tier 4
Tier 5

Source: PGE, CEC

REC

© Copyright 2007 Renewable Energy Corporation ASA

Renewable Energy Corporation

REC Group

Our ambition is to generate strong and profitable growth, at least in line with the high-growth photovoltaic solar market. REC aims to achieve this by further expanding capacity and introducing new technologies across all our businesses



REC


Three main focus areas…
REC

1. Aggressive growth ambitions - view of ~2010

Field trip
March
27-29, 2007



REC Silicon
REC Wafer
REC Solar
Polysilicon
Wafers
Cells
Modules
New capacity in progress
6 500 MT
(~865 MW)
Granular material
1 000 MT (~135 MW)
6 000 MT
(~800 MW)
~650 MW expansion
Herøya III & IV
~100 MW productivity gains
~580 MW
~500 MW opportunity
~180 MW
~55 MW
~45 MW
~45 MW
~550 MW allocated to cell customers
1 450 MT allocated to EverQ expansion (33.3% owned)
< 2 000 MT allocated to electronics customers

Additional revenue and profit growth contributed by increased silane gas sales

 © Copyright 2007 Renewable Energy Corporation ASA

REC

2. On track with the targeted cost program

REC 2010 cost road map
Figures in %


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
World Class 2005 1
REC 2010 Ambition 2
Polysilicon
Wafer
Cell
Module

Source: REC

- ➔ REC Silicon targets ~60 percent reduction in polysilicon cost input
  - Main benefits will be derived from the FBR-plant and lower consumption
- ➔ REC Wafer targets ~50 percent reduction in wafer conversion cost
  - Achieved ~15 percent in 2006
  - Further advanced technologies to be implemented in new production lines
- ➔ REC Solar targets significant reduction in cell and module cost input
  - Achieved ~10 percent in cell and ~5 percent in module in 2006
  - Further advanced technologies to be implemented in new production lines

Note 1: Cost structure as cost per watt of modules, based on world class production 2005

Note 2: Cost structure as cost per watt of modules, relative to 2005 level

 © Copyright 2007 Renewable Energy Corporation ASA

REC


3. REC Group organization development
4th quarter presentation
REC
REC Silicon
REC Solar Grade Silicon
REC Advanced Silicon Materials
REC Wafer
REC ScanWafer
REC SiTech
REC Solar
REC ScanCell
REC ScanModule
BU focus and organization build up in each division to ensure autonomy and growth
REC

REC Group outlook – 2007 targets

- ➔ Continued focus on cost improvements
- ➔ Execution of expansion programs
  - **REC Silicon**: Construction of FBR-plant; de-bottlenecking program at Butte
  - **REC Wafer**: Continue ramp-up of the new 200 MW plant; begin construction of the two new plants of 650 MW
  - **REC Solar**: Ramp-up first phase of 180 MW cell expansion in Narvik and 55 MW module expansion in Glava
  - **EverQ**: Complete ramp-up of additional 60 MW expansion
- ➔ Pricing outlook on a full year basis
  - REC Silicon – increase of above 15 percent
  - REC Wafer – increase of above 10 percent
  - REC Solar – reduction of up to 5 percent

2007 production growth in percent


70
60
50
40
30
20
10
0
~6 000 MT
~500 MW
~50 MW
~45 MW
Polysilicon
Wafers
Cells
Modules

Note: Polysilicon production measured in MT. Wafers, cells and modules in MW

REC

© Copyright 2007 Renewable Energy Corporation ASA


REC Silicon

REC Silicon

REC Silicon	REC Wafer	REC Solar	
		Cells	Modules



Chemical process (purification)	Casting and cutting	Surface treatment →	Assembly →

- → REC Silicon produces silicon materials for the electronics and the photovoltaic markets
- → REC Silicon is a large player in the global silicon materials industry
  - # 1 producer of polysilicon for photovoltaic applications
  - # 1 in monosilane gas production
  - # 3 in overall polysilicon production

 © Copyright 2007 Renewable Energy Corporation ASA

REC



Field trip
March
27-29, 2007
Goran Bye
President
Chief Executive Officer
Tor Hartmann
Senior Vice President
Expansions
Terie Ellis
Senior Vice President
Finance
Bruno Ceccaroli
Director
Research & Development
Ron Reis
Vice President
Technology & Quality
Dave Seburn
Vice President
Operations
Kurt Levens
Vice President
Sales, Marketing & Business Development
Dean Martinez
Director
Administration
Kent Stephens
Director
Health, Safety & Environmental Affairs
Production Plant Moses Lake
Production Plant Butte
Sales Office Tokyo
Sales Office Shanghai
Employees
2006 ~500
2007 ~600

REC Silicon – history

Field trip
March
27-29, 2007

1983 to 1984	Construction of Moses Lake Plant by Union Carbide Corp.
1990	Moses Lake Plant purchased by Komatsu Ltd., creating Advanced Silicon Materials Inc. (ASiMI)
1996 to 1998	Construction of Butte Plant
2002	Moses Lake plant becomes Solar Grade Silicon LLC via Joint Venture between Komatsu and REC
2005	ASiMI purchased by REC, creating REC Silicon
2006	REC Silicon breaks ground on third polysilicon plant, Moses Lake USD 600 million, and decides to invest USD 50 million in Butte plant
2007	REC Silicon decides to invest USD 50 million in long lead items for further expansion

© Copyright 2007 Renewable Energy Corporation ASA

Current polysilicon production process

Field trip
March
27-29, 2007

1: Mg-Si



5: Siemens process at high temperature



2: Silane



6: Rods



3: Silane sold to PV, LCD, thin film



7: Rod pieces



4: Most silane used for polysilicon



8: Loaded ingot crucible



© Copyright 2007 Renewable Energy Corporation ASA

REC

Value creation at REC Silicon

Field trip
March
27-29, 2007



Metallurgical Grade Silicon 98 to 99% pure
Silane gas refinery
SiH4
Gas distributors
Electronic semiconductor manufacturers
LCD panel manufacturers
Thin-film cell manufacturers
Crystalline silicon cells manufacturers
Ingot & wafer manufacturers
Ingot & wafer manufacturers
Polycrystalline silicon 99.9999999% pure
Monosilane gas (SiH4)
Siemens reactor based polycrystalline silicon deposition process

REC

© Copyright 2007 Renewable Energy Corporation ASA

Growth & cost initiatives: New granular polysilicon plant

Field trip
March
27-29. 2007

- Plant capacity ~ 9,000MT Silane and ~ 6,500 MT granular polysilicon
- Project is on plan
  - Ground-breaking in August 2006, construction commenced in 2007
  - Online in second half 2008

Expansion site


REC Solar Grade Silicon LLC,
Moses Lake, Washington

© Copyright 2007 Renewable Energy Corporation ASA

REC

00054

Growth & cost initiatives: New granular polysilicon plant

Field trip
March
27-29, 2007



© Copyright 2007 Renewable Energy Corporation ASA

REC

Growth & cost initiatives: De-bottlenecking in the Butte plant

- Increasing peak capacity and reliability of the silane unit
- Modifying around 1/3 of the poly deposition reactors (Siemens)
  - Increased polysilicon deposition rate through rebuild of gas circulation
- Investment: USD 50 million
- Additional 2,000 MT of silane gas
  - ~1/3 dedicated to the merchant market
- ~1,000 MT additional polysilicon
- Reducing cost significantly
  - Up to 50% lower electricity consumption in the polysilicon deposition
  - Close to 20% reduction on total cost
- Full effect from the end of Q2 2008



© Copyright 2007 Renewable Energy Corporation ASA

REC

Polysilicon cost roadmap 2005 - 2010

- → New plant with granular and scaled-up silane processes will almost halve the (full) cost
- → Thinner wafer, thinner wire and higher cell efficiency contribute further
- → Status
  - FBR plant currently being built
  - Group's silicon consumption per Wp rapidly declining
  - Potential beyond "2010 roadmap" identified


Reduction in Polysilicon cost/Wattp
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Silicon cost 2005
Less $/g
Less g/W
Silicon cost 2010

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Large savings in both silane and FBR process

- Silane costs declining due to scale and optimization
- Granular energy consumption is 80-90 % below typical Siemens process
  - Hot wall design versus cold wall which draws off energy
  - Granular cost saving is increasing with increasing electricity prices
- Capital and labor cost reduced due to continuous processes

Reduction in polysilicon cost per kg


World class 2005
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Silicon cost 2005
Silane
Deposition
Silicon cost 2010

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Result of the growth strategy


Polysilicon production
MT/Year
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008
2009
2010
Siemens process
Fluidized Bed process
Planned addition

- ➔ De-bottlenecking and construction will continue 2007 – 2009
- ➔ Impact on performance
  - Start-up and ramp-up cost
  - 'Unusual' timing of smaller production shut-downs to accommodate tie-ins and implementation of new technology
  - Difficult to guide on exact timing
- ➔ Additional capacity extensions in progress
  - Ordered long lead items (USD 50m)
  - Additional silane gas production
  - Further modification of Siemens Rxs
  - Exploit demonstrated increased productivity and yield in FB Rxs

 © Copyright 2007 Renewable Energy Corporation ASA

REC


Renewable
Energy
Corporation
Silicon Technologies
REC

Silicon Technologies

→ Several technologies are in play today for producing PV wafers/cells

- Upgraded MGS
  - Elkem, Dow Corning, JFE, Nippon Steel, Becancour, Ferro Atlantica, Scheuten, Solar Value…
- Siemens:
  - Silane: REC Silicon
  - Trichlorosilane: Hemlock, Wacker, Tokuyama, MEMC, numerous new entrants
- Fluid Bed:
  - Silane: MEMC, REC Silicon – in production / building full scale plant
  - Trichlorosilane: Hemlock, Wacker – status is uncertain
- Thin Films
  - Silane based: Applied Materials, Oerlikon, UniSolar, Kaneka, Mitsubishi Heavy Industries, CSG Solar…
  - Copper Indium Gallium diSelenide based: Nanosolar, Heliovolt…
  - Cadmium Telluride based: First Solar…
  - Organic: in development

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Silicon Technologies

→ Upgraded MGS

- Cost Projection: <USD 20/kg[1]
- Quality Projection: Typical resultant cell efficiency around 15% [1]
- Global Capacity Projection: 5,000 MT/year mid 2008; 35,000 MT indicated in 2011

Slag Refining



Leaching



Solidification



— [1] From ORKLA Investors Presentation 27-October-2006 on Elkem Solar

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Silicon Technologies

Field trip
March
27-29, 2007

→ Siemens

- Cost: Ranges USD 25 – USD 45/kg (what will cost be for new entrants?)
- Quality: Highest purity polysilicon, basis for typical and high efficiency cells
- Capacity: Roughly 35,000 MT globally in 2006;
  growing significantly by 2011: 175,000 MT announced, planned and rumored





 © Copyright 2007 Renewable Energy Corporation ASA

REC

Silicon Technologies

Field trip
March
27-29, 2007

→ Fluid Bed

- Cost: <70% of Siemens/kg (REC Silicon)
- Quality: Demonstrated commercial cell efficiency both internally and externally (REC Silicon); also potential for electronics use (already used by MEMC)
- Capacity: ~13,000 MT worldwide by 2009





© Copyright 2007 Renewable Energy Corporation ASA

REC

Silicon Technologies

→ Thin Film

- Cost: Averages 800 kg of silicon per MWp
- Quality: Scale demonstrated efficiencies at 10%, CSG Solar micro-crystalline module
- Capacity: 2006: ~125 MW per year, but larger facilities under construction: >1 GW in 2011



- Photo courtesy of CSG Solar

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Silicon Technologies – why so many different initiatives?

Process steps in the value chain


Mining
Quartz
coal
MGS
Silane
Poly
Melting
Crystal
Sawing
Cell
processing

→ Current technology (and business) chain is fragmented

→ Batch to batch, not continuous

→ Considerable loss of energy and materials (within and between the steps)

→ Cost decrease calls for simplification and re-engineering

© Copyright 2007 Renewable Energy Corporation ASA

REC

REC Silicon's technology is superbly positioned

Field trip
March
27-29. 2007


Solar cells & modules
Multicrystalline ingots/wafers
Electronics
Monocrystalline ingots/wafers
Float Zone
LCD/
Other
silane
SiH4

■ Poly-deposition Technologies
■ Crystallization Technologies
□ Applications
□ Markets

REC

 © Copyright 2007 Renewable Energy Corporation ASA

Silane gas is the starting point

- → Silane: one silicon atom attached to four hydrogen atoms
- → Purest form of silicon in the world. Purity measured to single digit parts per trillion for some elements (phosphorous, boron, etc)
- → Our process chemistry seems simple, and is:
  - Si (98% pure) + STC + H2 → TCS
  - TCS → SiH4 (internally recycles chlorosilanes)
  - SiH4 → Si (pure) + 2 H2

Silane Molecule


H
Si
H
H
H

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Silane to polysilicon technology

- Silane closed loop and "green" process
- **Input:**
  - Metallurgical silicon
- **Output:**
  - Silane gas
- **Recycles**
  - Chlorosilanes
  - Hydrogen
- Highly efficient, consumes all raw materials with no need for off site reprocessing

Silicon from Silane process


Hydrogen
TCS
Silane
Hydrogenation
Distillation
Polysilicon
MGS

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Trichlorosilane to polysilicon technology

- ➔ TCS open loop process
- ➔ **Input:**
  - Metalurgical silicon, hydrocloric acid (HCL)
- ➔ **Output:**
  - 1 part silicon
  - 1 part hydrochloric acid
  - 1 part silicon tetrachloride
- ➔ Less efficient, typically external recycling of byproducts

Silicon from Trichlorosilane process


Separation
TCS
TCS Distillation
Polysilicon
Crude TCS
HCl STC
MGS, Hydrogen Chloride
Hydrochlorination

 © Copyright 2007 Renewable Energy Corporation ASA

REC

REC Silicon's silane technology is based upon knowledge

→ Intellectual Property

Effect	Impact
Over 85 issued or pending patents for silane and silane based polysilicon technology	Freedom to operate = lowest cost
On-going research into core technology: US and Norway	Lowest manufacturing cost, new silane derivatives
Proprietary operational and maintenance practices	Reliability, safety, lowest cost
Experience: Over 25 years operating silane to polysilicon plants and >500 trained, knowledgable employees	Reliability, safety, lowest cost

© Copyright 2007 Renewable Energy Corporation ASA

REC

Silane requires careful handling

→ Safety issues:

- Silane is an pyrophoric gas.
- Chlorosilane intermediaries (TCS; DCS; MCS) are corrosive and flammable

→ Safety focus :

- 25 years of experience, including some very difficult lessons in the hazards of this business
- Full compliance with US government regulations for chemical manufacturing: Process Safety Management (PSM)
- On going research into materials characteristics, fundamentals of reactivity and product safety
- Provide support services to all customers on silane safety and product handling
- Proprietary knowledge in equipment design and operation for silane and polysilicon manufacturing are being incorporated into REC Silicon III plant
- Awarded 2006 Air Liquide Global Supplier of the Year for Safety

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Indirect sales channel for Silane

Field trip
March
27-29, 2007


ASMI





- → REC Silicon's silane sales is a small part of the gas companies' overall business but a healthy 10-20% of their specialty gas trade
  - The silane gas is sold in bulk (3-6 MT) to the specialty gas operations of major gas companies, which trans-fill the gas to smaller containers (1-250 Kg)
  - Silane and other specialty gases, chemicals and services are sold to end-users as a "package"
- → Pricing strategies have encouraged gas companies to buy from REC Silicon while entry barriers have discouraged new competitors from entering
  - Unique competitive advantages: Scale and delivery ability, precision and technical support

© Copyright 2007 Renewable Energy Corporation ASA

REC

Polysilicon Deposition Technology

- Fluid Bed energy consumption is significantly less than Siemens process:
  - Continuous process versus batch processing
  - Hot Wall design versus cold wall which draws off energy
- Demonstrated pilot unit, qualified by PV customers
- REC has invested over 10 years of research in silane based fluid bed deposition, culminating in a successful process.


Exhaust H_2, unreacted silane and elutriated fine nano-silicon
Silicon Return
Silane
Heated H_2
Silicon granules

REC

 © Copyright 2007 Renewable Energy Corporation ASA

Fluidized Bed Reactor less favorable with TCS

- Silane is a preferred choice for fluidized bed polysilicon deposition reaction
  - Readily decomposes with low energy demand to silicon and hydrogen only
  - No competing counter reactions such as can be found with TCS: hydrochloric acid gas resulting from TCS decomposition can attack formed silicon, lowering total yields
- Granular polysilicon quality can be very pure, even acceptable for semiconductor purposes


ASiMI
REC
REC
REC
REC

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Critical success factors - fluidized bed development

Field trip
March
27-29, 2007

Success factors	Approach	Impact
Control powder formation to avoid plugging	Nozzles optimized and patented	**Productivity**
Control powder formation to maximise yield	Nozzles optimized and patented	**Yield**
Pure, low cost seeding of small granules	Self-seeding technology developing.	**Cost and product purity**
Long production runs	Continuous optimisation	**Productivity and yield**
Purity	Careful material choices & procedures	**Product purity**

© Copyright 2007 Renewable Energy Corporation ASA

REC

Field trip
March
27-29. 2007

Silane based FBR : World lowest energy consumption

- Energy costs are major factor in polysilicon deposition technologies
- Fluid Bed technology reduces this cost by approximately a factor of 10, because:
  - No need for traditional Siemens "cold wall" design which draws energy out of the process and results in inefficiencies
  - Continuous process versus batch which more efficiently utilizes input energy



Fluid bed technology cost comparison (kwh/kg)
140
120
100
80
60
40
20
0
70-120 kwh/kg
70-120 kwh/kg
10+ kwh/kg
TCS based Siemens Process
Silane based Siemens process
Silane based FBR process

 © Copyright 2007 Renewable Energy Corporation ASA

REC

FBR Technology at REC Silicon

Field trip
March
27-29, 2007

- ➔ REC Silicon continues to run granular test production
  - More process experience gained while producing qualifying material through 2007
  - Final verification of product quality achieved with very good results
  - Maintaining development program to improve this core technology
- ➔ Construction of the new plant is progressing on schedule
  - The plant will have a capacity of ~ 9,000MT Silane and ~ 6,500 MT polysilicon
  - The plant will come online in 2008 Q3 with six to nine months of ramp-up
- ➔ REC Silicon and its predecessor have worked on developing the technology since mid 1990's
  - It is a proven technology
  - REC is already working on next generation FBR

© Copyright 2007 Renewable Energy Corporation ASA

REC


Silicon Materials
Silicon Materials
– the supply side
Renewable
Energy
Corporation
Wafers
Cells
Modules
REC

Announced, planned and rumored supply of silicon materials until 2011

Field trip
March
27-29, 2007

Polysilicon supply by type of product


Metric Tons
250,000
200,000
150,000
100,000
50,000
0
2006
2007
2008
2009
2010
2011
FZ capable
CZ electronic capable
CZ solar capable
uMGS

Polysilicon supply by industrial player


Metric Tons
250,000
200,000
150,000
100,000
50,000
0
2006
2007
2008
2009
2010
2011
Tier Three - wildcards
Tier Two - players with metals, chemicals or silicon experience
Tier One - incumbent polyproducers

Silicon materials fungibility

Field trip
March
27-29, 2007

			Multi Cast	Mono	Multi emc	Ribbon	Spheral Cells	Thick Films	Thin Films
		uMGS	YES	?	?	no	Yes	no	no
REC Silicon	Silane / TCS	Chunk Poly	YES	YES	yes	no	no	no	no
REC Silicon	Silane / (TCS?)	Granu-lar Poly	yes	YES (replenish)	YES	YES	yes	yes	no
REC Silicon	Silane	Powder	no	no	yes	yes	yes	YES	no
REC Silicon	Silane	as gas	no	no	no	no	no	yes	YES
		TCS/DCS as gas	no	no	no	no	no	yes	no

 © Copyright 2007 Renewable Energy Corporation ASA

REC

Silicon materials demand development

- Strongest driver will continue to be the growth of PV
  - Long term growth dependent on solar power becoming competitive
  - Potentially very large demand for silicon materials even though Si g/Wp will continue to decrease
  - Relationship between short term PV-growth and demand for silicon materials will be "non-linear" due to value chain inefficiencies
    - Large underutilized downstream capacity
    - Close to non-existent silicon inventories
    - Contracted volumes versus actual timing of new production and financial viability of purchasers
- But don't forget the electronic segment
  - Prognosticators say electronics demand will be higher than earlier expected
  - Accelerated blurring of the borders between electronics and PV
- Increasing importance of materials purity
  - The quest for higher efficiency cells and modules will trickle down to silicon purity
- Silicon value chain as well as silicon "form factor" likely to evolve
  - Polysilicon chunk versus particulate silicon versus silicon gases

© Copyright 2007 Renewable Energy Corporation ASA

REC

12. Oslo Børs announces Notification of Trade


Thank you

Competitive advantages in silicon materials

➔ The best positioned suppliers will be characterized by:

- Cost of production
- Quality of customers and relationships
- Contract structure
- State of technology and IPR
- Fungibility of the silicon products

© Copyright 2007 Renewable Energy Corporation ASA

REC

13. Oslo Børs refers to Notification of Trade

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA Instrument -- alle --

Kategori -- alle -- Fra dato 01.01.2007

lenke

04.04.2007 08:18:21 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **NOTIFICATION OF TRADE** meldepliktig handel

Syneco AS (`Syneco`), a company controlled by
board member Jon Syvertsen
has today sold 123,089 shares in Rem Offshore ASA
to a price of NOK 50.
Syneco hereafter owns no shares in Rem Offshore
ASA.

OSLO BØRS NewsWeb

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04.04.2007 10:19:04 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **NOTIFICATION OF TRADE **CORR** andre børsmeldinger

```
** Reference to release 08:18 today on REC.
Correct ticker is REM - Rem Offshore ASA.
```

14. Presentation of First Quarter 2007 Results on 4/27/07

OSLO BØRS NewsWeb

Utsteder: Renewable Energy Corporation ASA | Instrument: -- alle --
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lenke

20.04.2007 15:40:22 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **REC ASA - PRESENTATION OF THE FIRST QUARTER 2007** finansiell kalender

REC will release its first quarter results for 2007 on Friday April 27, 2007 at 08:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC ASA will give a presentation of the first quarter results. Other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Høyres Hus, Stortingsgaten 20, Oslo.

The presentation will also be broadcasted live over the Internet, and can be accessed on www.recgroup.com and www.oslobors.no/webcast. The presentation will be held in English. REC encourages anyone not able to participate in person to use the possibility for posting questions to management over the Internet during the webcast.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers (provide conference ID 6082856):

Norway free call: 800 193 95
UK free call: 0800 694 2370
USA free call: 1866 966 9444
International dial in: +44 (0) 1452 552 510

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

15. Matching Halt

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26.04.2007 16:09:36 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **OSLO BØRS - MATCHING HALT** børspause

```
Oslo Børs has received an announcement from REC,
and a matching halt has been imposed until
publication.
```

16. REC announces Further Expansions in Polysilicon and Wafer

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26.04.2007 16:09:51 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **FURTHER EXPANSIONS IN POLYSILICON AND WAFER** andre børsmeldinger

Oslo, April 26, 2007: Renewable Energy Corporation (REC) has decided to invest USD 485 million in additional 9,000 MT of silane and 6,000 MT of polysilicon capacity in the U.S., and NOK 200 million in additional 50 MW wafer capacity in Glomfjord, Norway.

To fuel further growth, REC is continuously working on plans for production expansion. REC has therefore decided to invest approximately USD 485 million (NOK 2.9 billion) in new production capacity that should generate approximately 9,000 MT of silane gas and 6,000 MT of polysilicon from the start of 2010.

As a result of these capacity increases, the annual production capacity for REC Silicon is expected to be approximately 29,000 MT of silane gas and 19,500 MT of polysilicon in 2010.

The new silane gas facility will be built as a `blue print` of the silane unit which is already under construction in Moses Lake, Washington. The new polysilicon capacity will be built through (i) modification of the Siemens reactors, which are not included in the ongoing de-bottlenecking project, at the plant in Butte, (ii) through improved productivity of the FBR reactors currently under construction, and (iii) through additional FBR reactor capacity, if needed.

Combined with reduced energy consumption, the production increase is expected to reduce the unit cost at the Butte plant with approximately 15 percent, in addition to targeted cost savings of close to 20 percent from the ongoing de-bottlenecking program.

`We continue to see a positive demand for our products. With our new proprietary and cost efficient granular polysilicon production technology, further expansions within polysilicon production will contribute to continued cost reductions, through both additional de-bottlenecking and more FBR capacity`, says Erik Thorsen President & CEO.

REC will also increase the wafer production capacity at the Glomfjord plant, through a NOK 200

million investment in new production equipment and support systems. The equipment installations will be carried out over the coming twelve months, enabling ramp-up of the additional 50 MW capacity from the end of the second quarter of 2008. The ramp-up to full capacity is expected to take only 6
months and will bring the Glomfjord plant to more than 250 MW, dependant on product mix.

`With the additional polysilicon, we can further expand our manufacturing capacity for wafers, resulting in improved operational efficiency and reduced unit cost. This increased production will also provide us with additional opportunities within cells and modules`, says Erik Thorsen

Including the already ongoing and approved expansions, and based on constant cell efficiency of 15 percent, the total production for REC Wafer is expected to be around 1,400 MW in 2010.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across
the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 90 75 66 85
Jon Andre Løkke, SVP & Investor Relation Officer, +47 67 81 52 65

17. Matching Halt ends

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA Instrument --- alle ---

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26.04.2007 16:13:27 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **MATCHING-HALT ENDS** børspause

See announcement issued by REC. Matching halt to
end. There will be a pre-trade session (CLIN)
until 16:16.

---

18. Annual Report for 2006

19. REC Results for First Quarter of 2007

27.04.2007 07:53:14 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **1ST QUARTER OF 2007** delårsresultat

Oslo, April 27, 2007: Renewable Energy Corporation ASA (REC) reported revenues of NOK 1,616 million in the first quarter 2007, an increase of 85 percent from the NOK 872 million reported in the first quarter of 2006.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 869 million in the first quarter 2007, compared with NOK 380 million in the first quarter 2006. The EBITDA margin of 54 percent in the first quarter 2007 compares with 44 percent in the same quarter last year.

The operating profit (EBIT) was NOK 737 million in the first quarter, compared with NOK 298 million in the same quarter in 2006. The EBIT margin increased to 46 percent from 34 percent.

Profit before tax was NOK 782 million in the first quarter 2007, compared with NOK 243 million, excluding and effect of convertible loans, in the first quarter 2006.

Earnings per share were NOK 1.08 in the first quarter 2007, compared with NOK -1.27 in the first quarter 2006, on both a basic and diluted basis.

Please see the attachments on www.newsweb.no

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer,
+47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

20. REC First Quarter Interim Results Presentation


Renewable
Energy
Corporation
PRESENTATION OF INTERIM RESULTS
1st QUARTER 2007
Silicon
materials
Wafers
Cells
Modules
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the first quarter results presentation held on April 27, 2007. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved

REC

Agenda

- ➔ Financial Review
- ➔ Operational Review
  - – REC Silicon
  - – REC Wafer
  - – REC Solar
- ➔ Outlook



REC

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

00224


Renewable
Energy
Corporation
FIRST QUARTER REVIEW
REC

REC Group - First quarter highlights

- → Revenue growth of 85 percent
  - NOK 1,616 million versus NOK 872 million in 1Q'06
- → EBITDA growth of 129 percent
  - NOK 869 million versus NOK 380 million in 1Q'06
- → EBIT growth of 147 percent
  - NOK 737 million versus NOK 298 million in 1Q'06
- → Entered into and extended major seven-year polysilicon delivery contract
- → USD 485 million investment in increased polysilicon capacity approved
- → NOK 200 million investment in additional wafer capacity in Glomfjord
- → Global site selection project initiated

© Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved

REC

REC Group - Financial highlights

Revenues (NOK million)



	Q1	Q2	Q3	Q4
2005	367	474	755	857
2006	872	1 003	1 139	1 320
2007	1 616			

Growth: +85%

EBITDA (NOK million)

Margin: 54% +10%p



	Q1	Q2	Q3	Q4
2005	85	131	250	364
2006	380	387	522	676
2007	869			

Growth: +129%

EBIT (NOK million)

Margin: 46% +12%p



	Q1	Q2	Q3	Q4
2005	53	88	185	275
2006	298	303	422	552
2007	737			

Growth: +147%

© Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

REC Group - Condensed Income Statement

NOK Million	Q1'07	Q1'06	Q4'06	2006
Revenues	**1 616**	**872**	**1 320**	**4 334**
EBITDA	**869**	**380**	**676**	**1 965**
EBITDA-margin	*54%*	*44%*	*51%*	*45%*
EBIT	**737**	**298**	**552**	**1 574**
EBIT-margin	*46%*	*34%*	*42%*	*36%*
Net financial items	45	-55	-41	-34
Profit before tax and effect of convertible loans	**782**	**243**	**510**	**1 540**
Fair value/foreign exchange effect of convertible loans	0	-791	-	-796
Profit/loss before tax	**782**	**-548**	**510**	**744**
Earnings per share, basic and diluted, in NOK	**1,08**	**-1,27**	**0,68**	**1,03**

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

REC Group - Balance Sheet

Assets
NOK Million


15 000
10 000
5 000
0
Q1 2006
Q1 2007
4 478
596
6 126
7 220
Non-current assets
Cash and cash equivalents
Current assets

Equity and Liabilities
NOK Million


15 000
10 000
5 000
0
Q1 2006
Q1 2007
2 966
2 253
1 194
11 072
2 371
1 650
Shareholders equity
Interest bearing liabilities
Non interest bearing liabilities

Equity ratio 73%

REC

© Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

00229


Renewable Energy Corporation
OPERATIONAL REVIEW
REC

An integrated and focused solar company

Divisions	REC Silicon	REC Wafer	REC Solar
Q1 2007 Production	**1,343 MT** polysilicon	**109 MW** multi **9 MW** mono	**11 MW** cells **11 MW** modules
Q1'07 vs. Q1'06	**-10%**	**+87%**	**+83%**
1st quarter 2007:			
Revenues:	NOK 635 million	NOK 1,017 million	NOK 309 million
EBITDA:	NOK 364 million	NOK 470 million	NOK 87 million
2007 target production	**~6 000 MT** polysilicon	**~465 MW** multi **~35 MW** mono	**~50 MW** cells **~45 MW** modules

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved

REC

REC Silicon - key figures

Revenues (NOK million)


700
600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	69	100	346	503
2006	521	525	539	542
2007	635			

Growth: +22%

EBITDA (NOK million)

Margin: 57% +11%p


400
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	20	20	135	238
2006	242	207	295	319
2007	364			

Growth: +50%

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

00232

REC Silicon - highlights

- Y/Y revenue growth of 22 percent
  - Supported by price increases
  - 10 percent lower production than 1Q'06
  - Drawdown on polysilicon inventory, higher silane gas sales and some sale of secondary material
  - 65 percent of the polysilicon volume used internally
- EBITDA improvements
  - EBITDA increased with 50 percent Y/Y and 14 percent Q/Q
  - First quarter did not include any one-off items
  - REC Silicon's EBITDA increased with 21 percent over the previous quarter, adjusted for one-off items



REC

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

00233

REC Silicon - SUMCO contract

- → NOK 4.8 billion renewal and extension of existing polysilicon contract
  - Have extended through 2013
    - Immediate higher price
    - Increasing price curve
    - More product flexibility
  - The extension represents approximately 6,000 MT, for delivery in 2010-2013
- → The contract enables increased operational flexibility and further optimization of production



© Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

REC Silicon - Increase in capacity

- USD 485 million investment in new capacity from 2010:
  - Additional 9,000 MT silane gas production
  - Additional 6,000 MT new polysilicon
    - Further modification of Siemens reactors in the Butte plant
    - Increased FBR utilization and possible additional reactors
- This is expected to further reduce the unit cost at the Butte plant with approximately 15 percent, on top of 20 percent from ongoing de-bottlenecking



Polysilicon production (MT/year)
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
New announced capacity
Fluidized Bed process
Siemens process
2005
2006
2007
2008
2009
2010

Annual production capacity of approx. 29,000 MT of monosilane gas and 19,500 MT of polysilicon in 2010

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

00235

REC Wafer - key figures

Revenues (NOK million)


1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2005	298	382	455	462
2006	502	552	612	790
2007	1017			

Growth: +103%

EBITDA (NOK million)

Margin: 46% +13%p


500
450
400
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	65	97	124	131
2006	168	170	192	295
2007	470			

Growth: +180%

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

00236

REC Wafer - highlights

- More than NOK 1 billion in revenues
  - Faster than expected ramp-up of the new wafer plant at Herøya continued in Q1'07
  - Strong production growth of 87 percent Y/Y and 20 percent Q/Q
  - Increased prices
- Sharp EBITDA improvement
  - EBITDA increased by 180 percent Y/Y and 59 percent Q/Q
  - Positive contribution from the new Herøya plant from November
  - Positive effect of approximately NOK 40 million by using polysilicon at 2006 prices (elim. at REC Group level)



 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved

REC

REC Wafer - Glomfjord expansion

- ➔ Additional 50 MW of capacity
  - – NOK 200 million investment
  - – Equipment installation over the coming twelve months
  - – Production ramp-up from the end of the second quarter of 2008
  - – 6 months ramp-up to full capacity
- ➔ When fully ramped the plant should produce above 250 MW


REC

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

00238

REC Solar - key figures

Revenues (NOK million)


350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	91	99	106	108
2006	120	180	273	301
2007	309			

Growth: +158%

EBITDA (NOK million)

Margin: 28% +14%p


100
90
80
70
60
50
40
30
20
10
0

	Q1	Q2	Q3	Q4
2005	17	23	20	25
2006	17	32	65	80
2007	87			

Growth: +412%

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

REC Solar - highlights

- 158 percent Y/Y increase in revenues
  - Mainly affected by higher production
- Five fold Y/Y increase in EBITDA
  - Transition completed to 200 micron wafers and 220 watt modules
- Flat production development Q/Q
  - Average prices on par with previous quarters
  - EBITDA increased 7 percent over the previous quarter
  - Favorable customer and product mix



REC

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved

Status: EverQ

- EverQ started commercial shipments of solar modules in April 2006
- In Q1'07, EverQ produced at close to its annual design capacity of 30 MW
- The new 60 MW facility, started test production in April this year
- Project preparations for EverQ3 were started in 1Q'07



 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

00241


Renewable
Energy
Corporation
AGGRESSIVE GROWTH
REC

Aggressive growth ambitions – in 2010 perspective


REC Silicon
REC Wafer
REC Solar
Silicon
Wafer
Cells
Modules
6 000 MT (~800 MW)
6 500 MT (~865 MW)
Granular Material
1 000 MT (~135 MW)
6 000 MT (~800 MW)
~750 MW opportunity
~50 MW exp. Glomfjord
~650 MW expansion
Herøya III and IV
~100 MW productivity gains
~580 MW
~1 300 MW opportunity
~180 MW
~45 MW
~55 MW
~45 MW
~550 MW allocated to cell customers
~1 450 MT allocated to EverQ expansion (33.3% owned)
< 2 000 MT allocated to electronics customers

Additional revenue and profit growth contributed by increased silane gas sales

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved | April 27 2007

REC

00243

Global site selection project scope

Silane/ Polysilicon	Wafer → Cell → Module
→ Output 9,000 MT silane → Total investment USD >0.6 billion – Excl. working capital → ~200 employees	→ Output >1 GW → Total investment USD >2.0 billion – Excl. working capital → >3,000 employees

Site selection project to be completed 2nd half 2007

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved

REC


2007 OUTLOOK
REC

REC Group – 2007 outlook

- ➔ REC Silicon
  - Polysilicon production of 6,000 MT, prices to increase 15+ percent vs. 2006
  - 2Q'07 negatively affected by de-bottlenecking/maintenance and shutdown in ML and Butte
- ➔ REC Wafer
  - 500 MW production, prices to increase 10+ percent vs. 2006
  - New 200 MW plant at Herøya expected to be fully ramped-up at the end of the 3Q'07
  - 2Q'07 will have slightly higher production, while 3Q'07 is impacted by four weeks' shutdown of new Herøya II plant
- ➔ REC Solar
  - Cell/module production of 50 MW/45 MW, prices expected to decline up to 5 percent vs. 2006
  - 3Q'07 impacted by four weeks' shutdown of module plant
- ➔ Expansion/ramp-up cost of NOK 30-40 million each quarter for the remainder of the year, relatively equally split between REC Silicon and REC Solar

 © Copyright 2007 Renewable Energy Corporation ASA. All Rights Reserved

REC



Renewable
Energy
Corporation
WELCOME BACK
2ND QUARTER 2007 – JULY 27, 2007
REC

21. REC First Quarter Results Report

12g3-2(b)(1)(iii)



FIRST QUARTER 2007

April 27, 2007

WE ARE EXCELLING ACROSS THE VALUE CHAIN, BUILDING ON OUR UNIQUE POSITION AS THE MOST INTEGRATED SOLAR ENERGY COMPANY IN THE WORLD.

REC is investing substantial resources in R&D, expanding production capacity, continuously strengthening our organization and ensuring balanced growth across the value chain. Maintaining our continual and uncompromising focus on achieving lower production costs, we aim to enhance our position as a leader in the PV industry.

HIGHLIGHTS

Revenue growth of 85 percent • NOK 1,616 million versus NOK 872 million in the first quarter 2006 • EBITDA growth of 129 percent • NOK 869 million versus NOK 380 million in the first quarter 2006 • EBIT growth of 147 percent • NOK 737 million versus NOK 298 million in the first quarter 2006 • Faster than expected ramp-up continued at Herøya • Entered into and extended major seven-year polysilicon delivery contract • Decision to invest USD 485 million in further polysilicon capacity • Decision to invest NOK 200 million in additional wafer capacity • Global site selection project initiated

FINANCIAL REVIEW

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Revenues	1 616	872	4 334	1 320
EBITDA	869	380	1 965	676
EBITDA – margin	54%	44%	45%	51%
EBIT	737	298	1 574	552
EBIT – margin	46%	34%	36%	42%
Net financial items (excluding effect of convertible loans)	45	-55	-34	-41
Profit/loss before tax and effect of convertible loans	782	243	1 540	510
Fair value/foreign exchange effect of convertible loans	0	-791	-796	0
Profit/loss before tax	782	-548	744	510
Earnings per share, basic and diluted, in NOK	1,08	-1,27	1,03	0,68

REVENUES AND EBITDA

The financial performance continued to improve in the first quarter 2007, supported by higher average prices, increased wafer, cell and module production/sales, and continued productivity improvements. The REC Group achieved revenues of NOK 1,616 million in the first quarter 2007, an increase of 85 percent from NOK 872 million in the first quarter last year. EBITDA increased by 129 percent to NOK 869 million in the first quarter 2007.

Revenues increased by 22 percent from the previous quarter, primarily reflecting higher production and sales in REC Wafer as well as price increases for polysilicon and wafers. Prices for cells and modules were relatively stable from the fourth quarter 2006, supported by favorable product and market mix.

The proportionate consolidation of REC's 33.3 percent ownership in EverQ also contributed to the growth, with revenues of NOK 57 million and EBITDA of NOK 9 million. This compares with NOK 10 million and NOK 3 million, respectively, in the previous quarter.

Compared with the first quarter 2006, production of wafer, cells and modules increased sharply, whereas the production of polysilicon declined as a result of ongoing de-bottlenecking projects which impact on-stream time. The continued fast ramp-up of the new plant at Herøya increased wafer production also compared with the previous quarter. Polysilicon production also increased slightly, whereas cell and module production was on par with the fourth quarter 2006 when the plants were operating close to the current design capacity

EBITDA increased by 29 percent from the previous quarter, reflecting price increases, production and sales growth, and continuous productivity gains. Operating margins continued to improve, indicating that REC stays on track with its targeted 2010 cost roadmap. The EBITDA-margin of 54 percent was an increase of three percentage-points from the previous quarter, and 10 percentage-points above the first quarter 2006.

EBITDA for the first quarter does not include any significant one-off effects. For comparison, it should be noted that REC had positive one-off effects of almost NOK 70 million in the fourth quarter 2006. Adjusted for this, the improvement in EBITDA was approximately NOK 260 million, with an EBITDA-margin increase of approximately eight percentage-points from the previous quarter.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment were NOK 132 million in the first quarter 2007, an increase from NOK 81 million in the first quarter 2006 and NOK 124 million in the fourth quarter 2006. The increases primarily result from higher capital expenditure due to ongoing expansion projects in all segments, as well as the proportionate consolidation of EverQ.

NET FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Share of loss of associates	-6	-3	-18	-7
Finan cial income	74	4	164	69
Financial expenses	-23	-55	-149	-29
Net currency gains - losses*	0	-1	-32	-75
Net financial items	45	-55	-34	-41

*Including change in fair value of currency derivatives excluding effect of convertible loan.

EBIT

Due to the continued revenue increase and margin improvements, EBIT also continued to increase in the first quarter. EBIT was NOK 737 million and the EBIT-margin 46 percent.

EBIT increased by 34 percent from the previous quarter, as the EBIT margin increased by four percentage-points. This represents a nine percentage-points increase net of positive one-off effects. EBIT increased by 147 percent and the EBIT-margin by 12 percentage-points compared with the first quarter 2006.

NET FINANCIAL ITEMS

The REC Group reported positive net financials of NOK 45 million for the first quarter, which was an improvement of NOK 100 million from the first quarter 2006.

In the previous quarter, the company reported a net financial loss of NOK 41 million, primarily due to currency losses.

The improvement in financial income and expenses compared with the first quarter 2006 was primarily due to interest on proceeds from the share issue in May 2006, reduced interest bearing debt due to conversion of convertible loans in 2006 and reduced interest bearing debt.

CONVERTIBLE LOANS

The company had no convertible loans outstanding at the end of the first quarter 2007. In the first quarter 2006, fair value and foreign exchange effects of convertible loans negatively affected profit before tax by NOK 791 million. The major parts of the convertible loans were converted at the end of the first quarter 2006.

PROFIT BEFORE TAX

Profit before tax was NOK 782 million in the first quarter 2007, compared with a loss before tax of NOK 548 million in the first quarter 2006. In the fourth quarter 2006, the profit before tax was NOK 510 million.

Adjusting for the fair value and currency effects of convertible loans, the profit before tax was NOK 243 million in the first quarter 2006.

INCOME TAX

Calculated income tax for 2007 is based on an estimated effective tax rate of 28 percent in the Scandinavian operations and 38 percent in the US operations. The estimated combined effective tax rate for the first quarter 2007 is 32 percent. The actual effective tax rates for 2007 may deviate from the estimated tax rates.

The estimated income tax expense for the first quarter 2007 was thus NOK 248 million, compared with a tax benefit of NOK 141 million for the first quarter 2006.

PROFIT AFTER TAX

Profit after tax was NOK 534 million in the first quarter 2007, compared with a loss of NOK 406 million in the first quarter 2006. In the fourth quarter 2006 the profit after tax was NOK 336 million.

The corresponding earnings per share increased from NOK 0.68 in the fourth quarter 2006 to NOK 1.08 in the first quarter 2007. Adjusted for the effects of fair value, foreign exchange and interest on convertible loans, the adjusted earnings per share was NOK 0.56 for the first quarter 2006.

OPERATIONAL REVIEW

MARKET DEVELOPMENT

New and improved photovoltaic incentive programs continue to support the market development in all major regions, according to industry analysts Solarbuzz' Quarterly World PV Report issued in March 2007.

In California, new incentive structures took effect from January 1, 2007, designed to create 3,000 MW of new, solar-produced electricity over the next ten years and help build a self-sustaining solar market.

In mid-January, two Congressmen introduced the "Securing America's Energy Independence Act", which was followed by a complementary Senate Bill in February. The bi-partisan sponsored bills would extend and expand solar energy investment tax credits for homeowners and businesses through 2015-2016. The current 30 percent tax credit created in the Energy Policy Act of 2005 was extended by the Congress through 2008 in December last year.

In Europe, Italy signed the "Conto Energia" in the first quarter, introducing 20-year fixed tariffs of EUR 0.36 per KWh to EUR 0.49 per KWh depending on systems size and architectural integration. A long-term objective of the new legislation is to install 3,000 MW of PV by 2016.

In Japan, the Ministry of Trade proposed plans which require Japanese producers to increase production of renewable energy by more than 30 percent from 2010 to 2015. The current 2010 target of 12.2 billion KWh corresponds with 1.35 percent of total expected output.

Planned solar plant projects keep getting larger, and the news flow in the first quarter spanned new major projects in Germany and Spain, a series of new 1 to 2 MW project announcements in the US, and several smaller new projects in China, India, Africa and Australia.

According to Solarbuzz, the retail module prices have continued the trend from the previous quarter. Reported prices are flat to down for Europe as a whole, whereas prices have remained firm in the US. However, Solarbuzz sees indication of price declines for some medium-efficiency solar modules and on imports from China to the US.

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 500 people. A third plant under construction is expected to more than double REC Silicon's capacity for polysilicon production by the second half of 2008.

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REC Silicon reported revenues of NOK 635 million in the first quarter 2007, an increase of 22 percent from the first quarter 2006 and 17 percent from the previous quarter.

Production of polysilicon was 1,343 MT, which was four percent higher than in the previous quarter but 10 percent below the first quarter 2006. The reason for the lower year-over-year production is ongoing de-bottlenecking processes, which have affected on-stream time and overall production negatively in both the first quarter and in the previous quarter. Although there will be extensive de-bottlenecking efforts ongoing also in the second quarter of this year, the expected production level for the full year remains at 6,000 MT.

Shipments in the first quarter were somewhat higher than production as REC Silicon continued to draw on inventories of primary and secondary product qualities. Silane gas sales continued to strengthen compared with both the previous quarter and the first quarter 2006. 46 percent of polysilicon production in the first quarter was allocated internally.

Revenue growth was supported by price increases compared with both the previous quarter and the corresponding quarter in 2006. Achieved prices were higher than previously expected, and the estimate for the increase in average polysilicon prices for the full year has been lifted from approximately 10 percent to slightly more than 15 percent. Visibility on long-term sales has improved through the signing of a major contract extension.

EBITDA in REC Silicon was NOK 364 million in the first quarter, which was an increase of 50 percent compared with the first quarter 2006 and 14 percent above the previous quarter. The EBITDA margin of 57 percent was a significant increase from 46 percent in the first quarter 2006 but the margin fell just short of the 59 percent reported for the fourth quarter 2006.

For the first quarter, REC Silicon's EBITDA did not include any significant one-off items, whereas EBITDA in the previous quarter was positively affected by a one-time cost reduction of almost NOK 50 million before tax. Adjusted for positive one-off effects in the previous quarter, REC Silicon's EBITDA-margin increased by approximately 7 percentage points.

In March 2007, REC Silicon signed a seven-year agreement for deliveries of polysilicon to SUMCO Techxiv Corporation (STC). STC was already a major customer of REC, and the new contract combines re-negotiated terms of existing supply contracts and an extension of both volumes and duration. Starting in 2007, the contract has a total value of up to NOK 4.8 billion through 2013. The added volumes in the new agreement amount to approximately 6,000 MT, for delivery in 2010-2013, and the structure of the agreement allows REC Silicon increased operational flexibility and further optimization of production.

To support further growth, and based on the company's increasing contract coverage in the medium- and long-term, REC Silicon has continuously been working on plans for further expansion. The Board of REC on April 26, 2007 approved investments of approximately USD 485 million for the construction of increased silane gas production and delivery capacity, further modification of Siemens reactors for deposition of polysilicon in the Butte plant, and more Fluidized Bed Reactor capacity in the plant currently under construction in Moses Lake. The investment is expected to generate approximately 9,000 MT of silane gas and 6,000 MT of new polysilicon production capacity from the start of 2010. As a result of the capacity increases, the annual production capacity for REC Silicon is expected to be approximately 29,000 MT of silane gas and 19,500 MT of polysilicon in 2010.

The new polysilicon capacity will be built through modification of the Siemens reactors which are not included in the ongoing de-bottlenecking project at the plant in Butte, Montana. In addition, more capacity will come through improved productivity of the FBR reactors in the new Moses Lake plant under construction, and by adding new FBR reactors. The new 9,000 MT silane gas facility will be built as a 'blue print' of the silane unit which is already under construction in Moses Lake.

Combined with reduced energy consumption, the production increase is expected to reduce the cost at the Butte plant with approximately 15 percent on top of the targeted cost savings of close to 20 percent from the ongoing de-bottlenecking program.

REC WAFER

REC Wafer produces mono- and multicrystalline wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 600 people.

REC Wafer for the first time exceeded the NOK 1 billion mark in terms of quarterly revenues, more than doubling revenues to NOK 1,017 million from NOK 502 million in the first quarter 2006. Revenues increased by 29 percent compared with the previous quarter.

At 118 MW, total quarterly wafer production exceeded 100 MW for the first time. Production increased by 20 percent from the previous quarter and by 87 percent from the first quarter 2006. The continued strong production growth primarily reflects the faster than expected production ramp-up of the new wafer plant at Herøya. Other production plants also continue to show productivity improvements.

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Revenues	635	521	2 127	542
EBITDA	364	242	1 063	319
EBITDA – margin	57%	46%	50%	59%

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Revenues	1 017	502	2 455	790
EBITDA	470	168	825	295
EBITDA – margin	46%	33%	34%	37%

The revenue growth was supported by increased prices, and, as earlier communicated, REC Wafer expects an average price increase of more than 10 percent for 2007 compared with 2006.

EBITDA of NOK 470 million in the first quarter was 59 percent higher than in the previous quarter and 180 percent above the first quarter 2006. The EBITDA margin of 46 percent was nine percentage-points above the previous quarter and 13 percentage-points above the first quarter 2006. For the initial part of the quarter, usage of polysilicon inventory at 2006 prices had a positive effect of approximately NOK 40 million (effect eliminated at the REC Group level).

The new production plant at Herøya contributed positively to EBITDA and EBIT already from November last year, and the fast ramp-up continued during the first quarter 2007. Depending on product mix, the new plant is expected to be fully ramped up by the end of the third quarter of 2007. Aligned with the availability of polysilicon, the ramp-up schedule includes a four-week shutdown in July. The shutdown will be used for planned maintenance and smaller technical modifications.

In connection with the additional expansion of the polysilicon capacity, REC has decided to increase the production capacity of multicrystaline wafers at the Glomfjord plant even further, through a NOK 200 million investment in new production equipment and related support systems. The equipment installation will be carried out over the coming twelve months, enabling ramp-up of an additional 50 MW of capacity from the end of the second quarter 2008. The ramp-up to full capacity is expected to take only 6 months. This will bring the capacity at the Glomfjord plant up to above 250 MW, dependant on product mix.

The construction has commenced for the world's largest solar plant adjacent to the current production facilities at Herøya. Including the already ongoing and approved expansions, and based on constant cell efficiency of 15 percent, the total production for REC Wafer is expected to be around 1,400 MW in 2010.

REC SOLAR

REC Solar produces solar cells at REC ScanCell in Narvik, Norway and solar cell modules at REC ScanModule in Glava, Sweden. REC Solar employs 300 people.

REC Solar reported revenues of NOK 309 million in the first quarter 2007, an increase of 158 percent from the first quarter 2006. Revenues were approximately on par with the previous quarter, reflecting an unchanged manufacturing base and stable prices from the fourth quarter 2006.

Production volume for cells and modules was 11 MW each in the first quarter, which was flat from the previous quarter. This reflects that a significant up-scaling of capacity and subsequent production ramp-up was finalized during the third quarter last year.

Average prices were on par with the previous quarter, which was better than earlier indicated as an average for the year, and supported by a favorable customer and market mix. However, REC Solar still expects a decline in average cells and module prices of up to 5 percent from 2006 to 2007.

EBITDA of NOK 87 million in the first quarter was more than a five-fold increase from the first quarter last year and a seven percent increase from the previous quarter. The EBITDA margin of 28 percent was a doubling from the first quarter 2006. Despite a significant increase in wafer prices, REC Solar was able to maintain approximately the same EBITDA margin as in the previous quarter, supported by full-scale cell production based on 200 micron wafers and 220 watt modules.

The capacity expansion projects are proceeding as planned both at the cell plant in Narvik and the module plant in Glava. The cell capacity is expected to increase from 45 MW to 225 MW, whereas the module capacity is expected to increase from 45 MW to 100 MW.

EVERQ

EverQ produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 % each by REC, Evergreen and Q-cells. EverQ is currently ramping up operation of EverQ2 and currently employs approximately 450 people.

REC proportionately consolidates 33.3 percent of EverQ's financial statements on a line-by-line basis.

In the first quarter 2007, REC recognized revenues of NOK 57 million and EBITDA of NOK 9 million from EverQ. In the fourth quarter 2006, REC recognized revenues of only NOK 10 million and EBITDA of NOK 3 million, as EverQ was proportionately consolidated from December 19, 2006.

EverQ started commercial shipments of solar modules in April 2006, and in the first quarter 2007 produced at close to its annual design capacity of 30 MW. Last autumn, the company laid the cornerstone of a new 60 MW facility, which started test production in April this year. Furthermore, project preparations for EverQ3 were started in the first quarter 2007.

REC ASA AND ELIMINATIONS

REC ASA is a holding company and contains parts of the Group Management, corporate functions, research and development, business development and the REC Group's in-house bank. These activities were scaled up during 2006, due to increased activity and complexity of the REC Group. Research and development costs in REC ASA, not invoiced

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Revenues	309	120	873	301
EBITDA	87	17	195	81
EBITDA – margin	28%	14%	22%	27%

FINANCIAL HIGHLIGHTS - EVERQ

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Revenues	57	NA	10	10
EBITDA	9	NA	3	3
EBITDA – margin	15%	NA	35%	35%

to the business divisions, were NOK 14 million for the year 2006 and NOK 4 million in the first quarter 2007.

ELIMINATIONS - REC GROUP
The REC Group eliminated a total of NOK 406 million in internal revenues and NOK 39 million in internal profit in the first quarter 2007. Comparable figures for the first quarter 2006 were NOK 271 million and NOK 30 million, respectively, and NOK 332 million and NOK 9 million, respectively, in the fourth quarter 2006.

Elimination of internal profit is dependant on internal sales and intra-company inventory changes. In addition, increased sales prices and improved efficiency in the segments leads to increased internal profit. Eliminations are expected to increase as the company grows in the entire value chain.

TECHNOLOGY DEVELOPMENT AND R&D
REC incurred R&D expenses of NOK 24 million in the first quarter 2007, compared with NOK 18 million in the first quarter 2006 and NOK 22 million in the fourth quarter 2006. In addition, some work on the FBR technology project and other projects were capitalized.

Increased R&D expenses relate to continuous development of current production processes and equipment as well as next generation production technologies designed to reduce silicon cost, enhance quality while reducing wafer thickness, improve cell and module efficiency, and reduce production costs throughout the value chain. In tune with REC's strategic ambitions for growth and cost-leadership, the company will continue to expand its R&D activities, in a wide range of projects spanning all business segments.

ASSOCIATED COMPANIES
REC holds a 21.7% stake in CSG Solar GmbH, which in the first quarter 2006 commissioned its new plant for manufacturing of proprietary crystalline silicon thin-film solar modules using silane gas.

Production commenced during the second quarter 2006 and has since the start encountered a number of challenges related to scale-up and ultimately ramp-up of the plant. CSG Solar is working with their suppliers to solve the issues, and has made progress in the first quarter. The company has started volume sales and in April 2007 decided to increase to 24 hours/7 days continuous production.

BALANCE SHEET AND CASH FLOW

In the first quarter 2007, the net cash flow from operating activities was NOK 634 million, compared with NOK 142 million in the first quarter 2006. Net cash flow from investing activities was a negative NOK 627 million, compared with a negative NOK 193 million in the first quarter 2006. Cash payments for property, plant and equipment in the first quarter 2007 primarily reflect engineering and construction of the new plant in REC Silicon, expansions in REC Wafer, both at Herøya and Glomfjord, EverQ2 and expansions within cells and modules. Cash payments from investment activities also include prepayments of capital expenditure. In addition, during the quarter, REC ASA provided additional loans to EverQ of net EUR 15 million. Net cash flow from financing activities was negative NOK 186 million, compared with a negative NOK 11 million in the first quarter 2006. During the first quarter 2007, REC ASA repaid NOK 200 million of the group debt facilities.

REC refinanced the entire Group in the first quarter 2006 and established a corporate financing structure. In May, 2006 the company received NOK 6.9 billion in net proceeds from the share issue in connection with the IPO.

At the end of the first quarter 2007, REC held NOK 7.2 billion in cash and cash equivalents and NOK 3.9 billion in un-drawn credit facilities, which provides ample funding for all planned and approved capacity expansions. The net cash position was NOK 4.8 billion at the end of the first quarter 2007.

OTHER

As REC's already approved expansion projects are exhausting the future expansion possibilities at existing locations, the company has started a site selection project for an integrated large scale site encompassing wafers, cells and modules. A detailed process is expected to culminate in a site selection during the second half of 2007, and REC has initiated parallel processes to secure required operational resources.

OUTLOOK

The global market for photovoltaic (PV) solar cells has grown at an annual rate of approximately 40 percent since the turn of the century. In a report in April 2007, Photon International estimated that production increased by 40 percent also in 2006, to 2.54 GW. Forecasts by industry analysts indicate that the market for PV solar energy may continue at the same strong pace in the foreseeable future. REC shares this optimism and remains confident that PV solar power will play an important role in filling the world's increasing need for affordable and clean energy.

REC has outpaced the industry growth and has initiated new major expansion programs within all three segments over the past year. The decision made in April 2007 to invest approximately USD 485 million to significantly expand production of polysilicon and silane gas from the turn of the decade is a confirmation of REC's commitment to industry leadership and continued profitable growth also in the medium- and long-term.

FINANCIAL HIGHLIGHTS - REC ASA

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Revenues	4	1	12	9
EBITDA	-22	-17	-80	-14

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q1 2007	Q1 2006	2006	Q4 2006
Elimination revenues	-406	-271	-1 144	-332
Elimination EBITDA	-39	-30	-42	-9

REC Silicon targets a production increase of approximately 8 percent to 6,000 MT poly-silicon in 2007, and expects average prices to increase by slightly more than 15 percent compared with 2006. The second quarter, however, will be negatively affected by production shutdowns in both Moses Lake and Butte for carrying out further de-bottle-necking activities and regular maintenance. Consequently, higher maintenance cost will be incurred in the second quarter 2007 compared to the first quarter.

REC Wafer targets a production increase of more than 60 percent to 500 MWp in 2007, and expects average prices to increase by more than 10 percent this year compared with 2006 prices. The new 200 MW plant at Herøya is expected to be fully ramped-up at the end of the third quarter of 2007, and is scheduled for a four week shutdown in the third quarter for planned maintenance and smaller technical modifications. Consequently, the second quarter of 2007 is expected to have slightly higher production than the first quarter, and be lower in the third quarter.

In REC Solar, the cell production is expected to increase by 40 percent to 50 MWp in 2007, whereas the module production is expected to increase by 35 percent to 45 MWp. Average prices for cells and modules are expected to decline by up to 5 percent from 2006 to 2007, even with slightly higher prices achieved for the first quarter 2007. Additionally, the third quarter of 2007 will be negatively impacted by a four week module plant shutdown.

Based on planned capacity expansions in silicon, cells and modules, expansion/ramp-up costs in the range of NOK 30-40 million are expected to be recognized in each of the remaining 3 quarters of 2007.

REC's 33.3 percent owned joint venture EverQ is expected to complete the production ramp-up to 60 MWp during the year. REC will continue to pursue opportunities to add to growth in a profitable manner also through partially-owned companies.

Høvik, April 26, 2007
Board of Directors

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ABOUT REC:
Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,400 people (excluding EverQ). For further information on the company, please refer to www.recgroup.com

FOR MORE INFORMATION, PLEASE CONTACT;
Erik Thorsen
President & CEO
+47 90 75 66 85

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 67 81 52 65

STATEMENT OF COMPLIANCE
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2006. The consolidated financial statements for 2006 will be available upon request from the Company's registered office at Høvik or at www.recgroup.com.

ACCOUNTING POLICIES
The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2006. There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for the first quarter 2007.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2006.

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN THOUSAND)	Q1 2007	Q1 2006	YEAR 2006
Revenues	1 615 990	872 099	4 334 072
Cost of materials	-279 685	-126 164	-806 643
Changes in inventories	7 090	21 834	66 892
Employee benefit expenses	-225 636	-157 409	-667 950
Other operating expenses	-248 704	-230 757	-961 778
EBITDA	869 055	379 603	1 964 593
Depreciation	-110 805	-72 208	-333 877
Amortization	-19 515	-6 925	-44 481
Impairment	-1 540	-2 340	-11 807
EBIT	737 195	298 130	1 574 428
Share of loss of associates	-5 845	-3 472	-18 330
Financial income	73 694	4 239	164 173
Financial expenses	-23 192	-54 911	-148 500
Net currency gains - losses (including currency derivatives)	-107	-861	-31 592
Net financial items (excluding effect on convertible loans)	44 550	-55 005	-34 249
Profit/loss before tax and effect on convertible loans	781 745	243 125	1 540 179
Fair value/foreign exchange effect on convertible loans	0	-790 824	-796 219
Profit/loss before tax	781 745	-547 699	743 960
Income tax expense/benefit	-247 996	141 701	-285 630
Profit/loss for the period	533 749	-405 998	458 330
Earnings per share for profit attributable to the equity holders of the company (in NOK per share)			
- basic	1,08	-1,27	1,03
- diluted	1,08	-1,27	1,03
- basic adjusted for effect on convertible loans*	NA	0,56	2,36

*Excluding fair value/foreign exchange effects and interest expense on convertible loans, net of tax (28%), using the same weighted average number of shares as in the calculation above.

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	MAR 31 2007	MAR 31 2006	DEC 31 2006
ASSETS			
Non-current assets			
Goodwill	782 837	627 028	792 284
Other intangible assets	239 398	245 976	254 950
Intangible assets	1 022 235	873 004	1 047 234
Land and buildings	955 708	618 725	1 005 228
Machinery and equipment	2 733 729	2 114 972	2 886 853
Other tangible assets	123 498	278 407	130 933
Assets under construction	1 056 563	405 545	620 787
Property, plant and equipment	4 869 498	3 417 649	4 643 801
Investments in associates	45 711	54 678	52 658
Investments in shares	1 126	38 171	1 126
Other non-current receivables	181 716	34 713	10 425
Financial assets	228 553	127 562	64 209
Deferred tax assets	5 594	59 441	2 742
Total non-current assets	6 125 880	4 477 656	5 757 986
Current assets			
Inventories	501 659	413 956	508 455
Trade and other receivables	1 196 677	877 240	995 188
Current tax assets	0	0	59 323
Derivatives	48 673	48 191	42 052
Cash and cash equivalents	7 220 025	596 187	7 417 539
Total current assets	8 967 034	1 935 574	9 022 557
Total assets	15 092 914	6 413 230	14 780 543
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	494 326	421 089	494 326
Share premium and other paid in capital	8 549 744	1 802 269	8 549 744
Paid-in capital	9 044 070	2 223 358	9 044 070
Other equity and retained earnings	1 493 760	1 148 172	1 134 117
Profit/loss for the period	533 750	-405 998	458 330
Other equity and retained earnings	2 027 510	742 174	1 592 447
Total shareholders' equity	11 071 580	2 965 532	10 636 517
Non-current liabilities			
Retirement benefit obligations	110 578	122 108	103 231
Deferred tax liabilities	203 210	136 915	233 714
Non-current loans, interest bearing	2 363 459	2 248 493	2 498 417
Provisions and other non-interest bearing liabilities	207 173	220 227	201 989
Total non-current liabilities	2 884 420	2 727 743	3 037 351
Current liabilities			
Trade payables and other liabilities	580 304	660 407	659 962
Current tax liabilities	345 138	54 877	152 854
Derivatives	204 176	0	148 041
Convertible loans	0	1 821	0
Current loans, interest bearing	7 296	2 850	145 818
Total current liabilities	1 136 914	719 955	1 106 675
Total liabilities	4 021 334	3 447 698	4 144 026
Total equity and liabilities	15 092 914	6 413 230	14 780 543

The balance sheet at March 31, 2006 has been adjusted for the final purchase price allocation of ASIMI and SGS.
Share capital at March 31, 2007 and December 31, 2006 includes 153,559 shares paid but not issued.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-63 851	6 225	0	0	0	0	0	-57 626
Cash flow hedges								
– valuation gain/losses taken to equity	0	15 866	0	-56 663	0	0	0	-40 797
– transferred to profit/loss for the period *	0	103	0	-367	0	0	0	-264
Profit for the period	0	0	0	0	0	0	533 750	533 750
Total changes in the period	-63 851	22 194	0	-57 030	0	0	533 750	435 063
At March 31, 2007	-72 264	80 479	-24 557	-178 188	210 934	-49 918	989 914	956 400

At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-18 882	0	0	0	0	0	0	-18 882
Cash flow hedges								
– valuation gain/losses taken to equity	0	-7 515	0	26 843	0	0	0	19 328
– transferred to profit/loss for the period *	0	908	0	-3 244	0	0	0	-2 336
Loss for the period	0	0	0	0	0	0	-405 998	-405 998
Total changes in the period	-18 882	-6 607	0	23 599	0	0	-405 998	-407 888
At March 31, 2006	12 941	16 814	-34 364	23 599	134 117	-49 918	-408 164	-304 975

At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-40 236	540	0	0	0	0	0	-39 696
Actuarial gain/loss on defined benefit pension schemes	0	406	9 807	0	0	0	0	10 213
Effect of EverQ acquisition	0	0	0	0	76 817	0	0	76 817
Cash flow hedges								
– valuation gain/losses taken to equity	0	47 363	0	-169 177	0	0	0	-121 814
– transferred to profit/loss for the period *	0	-13 445	0	48 019	0	0	0	34 574
Profit for the period	0	0	0	0	0	0	458 330	458 330
Total changes in the period	-40 236	34 864	9 807	-121 158	76 817	0	458 330	418 424
At December 31, 2006	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337

* Cash flow hedge – transferred to profit/loss for the period affected the following line items in the income statement:

(NOK IN THOUSAND)	Q1 2007	Q1 2006	YEAR 2006
Revenues	-8 114	-5 667	-37 563
Cost of materials	7 747	2 422	-10 456
Total	-367	-3 244	-48 019

00260

EQUITY
REC GROUP

(NOK IN THOUSAND)	Share capital	Treasury shares	Share premium	Other paid in capital	Total paid in capital	Other equity	Recognized income & expense	Total share-holders' equity
At January 1, 2007	494 326	0	8 266 689	283 056	9 044 070	1 071 110	521 337	10 636 517
Total recognized income and expense	0	0	0	0	0	0	435 063	435 063
At March 31, 2007	494 326	0	8 266 689	283 056	9 044 070	1 071 110	956 400	11 071 580
At January 1, 2006	304 319	-225	453 248	283 056	1 040 398	114 624	102 913	1 257 935
Conversion of convertible loan	116 770	0	1 065 966	0	1 182 736	0	0	1 182 736
Fair value effect on convertible loans	0	0	0	0	0	1 189 405	0	1 189 405
Tax on fair value effect on convertible loans	0	0	0	0	0	-260 182	0	-260 182
Treasury shares transactions	0	225	0	0	225	3 302	0	3 527
Total recognized income and expense	0	0	0	0	0	0	-407 888	-407 888
At March 31, 2006	421 089	0	1 519 214	283 056	2 223 358	1 047 149	-304 975	2 965 532
At January 1, 2006	304 319	-225	453 248	283 056	1 040 398	114 624	102 913	1 257 935
Share issue/initial public offering	73 000	0	6 733 528	0	6 806 528	0	0	6 806 528
Shares paid not issued	154	0	12 975	0	13 129	0	0	13 129
Conversion of convertible loan	116 853	0	1 066 938	0	1 183 791	0	0	1 183 791
Fair value effect on convertible loans	0	0	0	0	0	1 323 867	0	1 323 867
Tax on fair value effect on convertible loans	0	0	0	0	0	-370 683	0	-370 683
Treasury shares transactions	0	225	0	0	225	3 302	0	3 527
Total recognized income and expense	0	0	0	0	0	0	418 424	418 424
At December 31, 2006	494 326	0	8 266 689	283 056	9 044 070	1 071 110	521 337	10 636 517

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN THOUSAND)	Q1 2007	Q1 2006	YEAR 2006
Net cash flow from operating activities	633 615	141 574	1 378 857
Net cash flow from investing activities	-627 419	-193 039	-1 633 725
Net cash flow from financing activities	-186 132	-11 137	7 022 294
Foreign currency effect on cash and cash equivalents	-17 578	-8 822	-17 498
Net increase/decrease in cash and cash equivalents	-197 514	-71 424	6 749 928
Cash and cash equivalents at beginning of the period	7 417 539	667 611	667 611
Cash and cash equivalents at end of the period	7 220 025	596 187	7 417 539

SEGMENT INFORMATION

(NOK IN MILLION)	Revenues 2007	2006	GROWTH	of which external 2007	2006	GROWTH
REC Silicon	635	521	22%	343	345	-1%
REC Wafer	1 017	502	103%	907	407	123%
REC Solar	309	120	158%	309	120	158%
Other Operations	62	1	nm	57	0	nm
Eliminations	-406	-271	nm	0	0	nm
Total	1 616	872	85%	1 616	872	85%

(NOK IN MILLION)	EBITDA 2007	MARGIN	2006	MARGIN	EBIT 2007	MARGIN	2006	MARGIN
REC Silicon	364	57%	242	46%	320	50%	200	38%
REC Wafer	470	46%	168	33%	410	40%	138	27%
REC Solar	87	28%	17	14%	77	25%	7	6%
Other Operations	-13	nm	-17	nm	-30	nm	-17	nm
Eliminations	-39	nm	-30	nm	-39	nm	-30	nm
Total	869	54%	380	44%	737	46%	298	34%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Revenues	872	1 003	1 139	1 320	1 616
EBITDA	380	387	522	676	869
EBITDA - margin	44%	39%	46%	51%	54%
EBIT	298	303	422	552	737
EBIT - margin	34%	30%	37%	42%	46%
Net financial items (excluding effect of convertible loans)	-55	-28	90	-41	45
Profit/loss before tax and effect of convertible loans	243	274	512	510	782
Fair value/foreign exchange effect of convertible loans	-791	-5	0	0	0
Profit/loss before tax	-548	270	512	510	782
Earnings per share, basic and diluted, in NOK	-1,27	0,40	0,69	0,68	1,08
QUARTERLY INFORMATION - REC SILICON					
Revenues	521	525	539	542	635
EBITDA	242	207	295	319	364
EBITDA - margin	46%	39%	55%	59%	57%
QUARTERLY INFORMATION - REC WAFER					
Revenues	502	552	612	790	1 017
EBITDA	168	170	192	295	470
EBITDA - margin	33%	31%	31%	37%	46%
QUARTERLY INFORMATION - REC SOLAR					
Revenues	120	180	273	301	309
EBITDA	17	32	65	81	87
EBITDA - margin	14%	18%	24%	27%	28%

00262


REC is a significant player in the international solar energy industry, well positioned both upstream and downstream in the industry value chain.
REC Silicon
REC Wafer
REC Solar


REC
Renewable Energy Corporation ASA
Veritasveien 14
Postboks 280
NO-1323 Høvik
Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01
www.recgroup.com

22. REC Notice for Annual General Meeting

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30.04.2007 07:46:32 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **NOTICE FOR ANNUAL GENERAL MEETING** generalforsamlingsinfo

---

Enclosed is the notice for Renewable Energy Corporation ASA`s Annual General Meeting and the proposal from the Election Committee.

All information about the Annual General Meeting is available on the REC Group`s website at www.recgroup.com.

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer,
+47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

Til aksjonærene i
Renewable Energy Corporation ASA:

INNKALLING
TIL
ORDINÆR GENERALFORSAMLING
I
RENEWABLE ENERGY CORPORATION ASA

Styret innkaller herved til ordinær generalforsamling i Renewable Energy Corporation ASA ("REC" eller "Selskapet"):

Tid: 14. mai 2007, klokken 15.00

Sted: *Thon Conference Oslofjord,*
Sandviksveien 184,
1300 Sandvika

Styret har foreslått følgende agenda:

1. **Åpning av møte ved styrets leder og registrering av fremmøtte aksjonærer**

2. **Valg av møteleder og minst én person til å signere protokollen sammen med møteleder**

3. **Godkjennelse av innkalling og dagsorden**

4. **Godkjennelse av årsregnskap og årsberetning for 2006**

   Se vedlagte Årsrapport 2006.

5. **Styrets erklæring om lederlønnsfastsettelse samt rådgivende avstemning om lederlønnsfastsettelse**

   Styret fremlegger sin erklæring om fastsettelse av lønn og annen godtgjørelse til daglig leder og andre ledende ansatte i Selskapet i henhold til allmennaksjeloven § 6-16a. Generalforsamlingen skal avholde

To the shareholders of
Renewable Energy Corporation ASA:

NOTICE
OF
ORDINARY GENERAL MEETING
OF
RENEWABLE ENERGY CORPORATION ASA

The Board of Directors hereby gives notice of the Ordinary General Meeting in Renewable Energy Corporation ASA ("REC" or the "Company"):

Time: May 14, 2007 at 15.00 Norwegian time.

Place: *Thon Conference Oslofjord,*
Sandviksveien 184,
1300 Sandvika

The agenda proposed by the Board:

1. **Opening of the meeting by the Chairman of the Board and registration of attending shareholders**

2. **Election of Chairman of the meeting and not less than one person to co-sign the minutes with the Chairman**

3. **Approval of the notice to the meeting and the agenda**

4. **Approval of Annual Financial Statements and Annual Report from the Board for 2006**

   See enclosed Annual Report 2006.

5. **The Board's statement regarding management compensation and also advisory vote on management compensation**

   The Board submits its statement regarding compensation to the general manager and other key employees in the Company in accordance with the Public Limited Companies Act § 6-16a. The general

en rådgivende avstemning over styrets retningslinjer for lederlønnsfastsettelse i REC, jf allmennaksjeloven § 5-6 (3) andre punktum. Retningslinjene er inntatt i Note 16 i vedlagte Årsrapport.

meeting shall give an advisory vote on the Board of Directors' guidelines for compensation to the executive management of REC, cf. the Public Limited Companies Act § 5-6 (3) second sentence. The guidelines are set out in Note 16 in the enclosed Annual Report.

6. Honorar til styrets og valgkomiteens medlemmer

Fastsettelse av honorar til styrets leder, styrets medlemmer og medlemmer i styrekomiteer for perioden 20. april 2006 til 14. mai 2007, samt valgkomiteens leder og medlemmer, se vedlagte innstilling fra valgkomiteen.

6. Directors' remuneration and remuneration for the members of the Nomination Committee

Decision on remuneration for the Chairman of the Board, other Board Members and Members of Board Committees for the period April 20, 2006 through May 14, 2007, and remuneration for the Chairman and members of the Nomination Committee, see enclosed proposal from the Nomination Committee.

7. Honorar til revisor

Forslag til honorar til Selskapets revisor for revisjon av regnskapet for 2006 for REC ASA er NOK 1 611 071.

7. Auditor's remuneration

Suggested remuneration for the Company's auditor for 2006 is NOK 1 611 071.

8. Retningslinjer for valgkomité

Styret foreslår at generalforsamlingen vedtar retningslinjer for valgkomiteen i tråd med vedlagte utkast.

8. Rules of Procedures for Nomination Committee

The Board proposes that the general meeting approves Rules of Procedures for the Nomination Committee in accordance with the enclosed draft.

9. Fullmakt til å utstede aksjer

Selskapet vil i fremtiden av ulike årsaker kunne ha behov for å utstede ytterligere aksjer. Styret ønsker derfor at generalforsamlingen vedtar å utstede en fullmakt til styret til å utstede aksjer.

Forslag til vedtak:

"Styret gis fullmakt til å øke aksjekapitalen ved å utstede maksimalt 49 000 000 aksjer gjennom én eller flere aksjekapitalutvidelser.

Pris og tegningsvilkår fastsettes av styret ved hver utstedelse, under hensyn til selskapets behov og aksjenes markedsverdi på det aktuelle tidspunkt. Aksjer vil kunne utstedes

9. Power of attorney to issue shares

As the Company may, for various reasons, need to issue further shares in the future, the Board asks the Ordinary General Meeting to resolve to issue a power of attorney to the Board to issue shares.

Proposal for resolution:

"The Board is granted power of attorney to increase the share capital by issue of maximum 49 000 000 shares in one or more issuances.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares'

mot kontantvederlag eller vederlag i form av andre aktiva (tingsinnskudd). Fullmakten omfatter også kapitalforhøyelser i forbindelse med fusjon. Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med særskilte utstedelser som følge av denne fullmakten.

market value at the relevant time. Shares may be issued for a consideration in the form of cash or for a consideration of the transfer of other assets (contribution in kind). The power of attorney also includes capital increases in connection with mergers. Existing shareholder's pre-emptive rights to subscribe for shares may be waived by the Board in connection with specified issuances pursuant to the power of attorney.

Denne fullmakten erstatter alle tidligere gitte fullmakter til å utstede aksjer.

The power of attorney replaces all previously given power of attorneys to issue shares.

Fullmakten gjelder frem til avholdelse av neste ordinære generalforsamlingen, men uansett maksimum 15 måneder fra dato for denne generalforsamlingen."

The power of attorney is valid until the next Ordinary General Meeting, but in any case maximum 15 months from the date of this General Meeting."

10. Fullmakt til å kjøpe egne aksjer

I generalforsamling den 20. april 2006 fikk styret fullmakt til å kjøpe Selskapets egne aksjer på vegne av Selskapet. Denne fullmakten utløper ved årets ordinære generalforsamling. Styret ber generalforsamlingen fornye denne fullmakten.

Forslag til vedtak:

"Styret gis fullmakt til på selskapets vegne å erverve aksjer i Renewable Energy Corporation ASA. Fullmakten gjelder for kjøp av inntil 10 % av pålydende av Selskapets aksjekapital, jf. allmennaksjeloven §§ 9-2 og 9-3. Aksjer kan erverves til minst NOK 10 pr aksje og høyest NOK 300 pr aksje. Aksjene skal erverves og avhendes ved ordinær omsetning.

Styrets fullmakt gjelder frem til den ordinære generalforsamlingen i 2008, eller til den tilbakekalles ved generalforsamlingsbeslutning med ordinært flertall. Styret skal påse at fullmakten meldes til Foretaksregisteret, og er registrert der, innen aksjer erverves i henhold til fullmakten."

10. Power of attorney to acquire treasury shares

In the General Meeting on April 20, 2006, the Board was given the power of attorney to acquire shares in the Company on behalf of the Company. The power of attorney expires on the holding of this year's Ordinary General Meeting. The Board asks the general meeting for a renewal of this power of attorney.

Proposal for resolution:

"The Board of Directors is given power of attorney to acquire shares in Renewable Energy Corporation ASA on behalf of the Company. The power of attorney covers purchase(s) of up to 10 % of the face value of the share capital of the Company, ref the Norwegian Public Limited Liability Companies Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 10 per share and maximum NOK 300 per share. The shares shall be acquired and disposed of through ordinary purchase and sale.

The power of attorney is valid until the Ordinary General Meeting in 2008 or until it is recalled by a General Meeting resolution passed with simple majority. The Board shall ensure that the power of attorney is notified to, and registered by, the Norwegian Registry of Business Entities prior to acquiring any shares."

11. Valg av styremedlemmer

Se vedlagte innstilling.

12. Endring av Selskapets vedtekter

Det er inngått avtale mellom Selskapet og dets ansatte om ansatterepresentasjon i form av en konsernordning. I henhold til avtalen skal de ansatte velge fire styremedlemmer, og det skal ikke være bedriftsforsamling. På bakgrunn av dette må det foretas to vedteksendringer; det høyeste antall styremedlemmer må økes fra ni til tolv, og styret skal selv, i henhold til asal. § 6-1 (2) andre punktum, velge sin leder.

I tillegg ønsker Selskapet å ha fleksibilitet når det gjelder sted for avholdelse av generalforsamlinger.

Forslag til vedtak:

"Vedtektenes § 5 og 1. avsnitt av vedtektenes § 9 endres til å lyde:

§ 5 Styret

Selskapets styre skal bestå av fra fem til tolv medlemmer. Styret velger selv sin leder. Ved stemmelikhet skal styrets leder ha dobbeltstemme. Styret velges for to år av gangen.

§ 9 Generalforsamling

Ordinær generalforsamling avholdes hvert år innen utgangen av juni måned. Generalforsamlinger skal avholdes i kommunen der selskapet har sin forretningsadresse eller i Oslo."

*****

11. Election of Board members

See enclosed proposal.

12. Amendments of the Articles of Association

The Company has entered into an agreement with its employees relating to employee representation at a Group level. According to this agreement the employees shall elect four Board Members, and there shall be no corporate assembly. Therefore two amendments to the Articles of Association need to be made; the highest number of Board Members must be increased from nine to twelve and the Board Members must, according to the Public Limited Companies Act § 6-1 (2) second sentence, themselves elect their Chairman.

I addition, the Company wants to have flexibility with regard to the place where the General Meetings shall take place.

Proposal for resolution:

"§5 and the 1. section of § 9 in The Articles of Association are amended to read:

§ 5 The Board

The Company's Board of Directors shall consist of five to twelve members. The Chairman of the Board shall be elected by the Board Members. In the event of an equality of votes, the Chairman has the casting vote. The Board is elected for a period of two years at a time.

§9 General Meeting

The Ordinary General Meeting shall be held annually before the end of June. General Meetings shall be held in the municipality where the Company has its registered business address or in Oslo."

*****

Aksjonærer som vil delta på generalforsamlingen, enten personlig eller ved fullmakt, bes vennligst om å returnere vedlagte påmeldingsskjema i utfylt stand til DnB NOR Bank ASA, Verdipapirservice, 0021 Oslo, alternativt på telefaks nr +47 22 48 11 71, senest innen torsdag 10. mai kl 16:00. Påmelding kan også foretas elektronisk via Investortjenester eller via REC's hjemmeside http://www.recgroup.com (sistenevnte registreringsform kan ikke benyttes ved fullmakt).

27. april 2007
Renewable Energy Corporation ASA
Tore Schiøtz (sign)
Styrets leder

Shareholders who want to attend the General Meeting, personally or by proxy, are kindly asked to submit the enclosed form duly signed to DNB NOR Bank ASA, Verdipapirservice, Stranden 21, N-0021 Oslo, alternatively to fax no +47 22 48 11 71, within Thursday May 10 at 4:00 p.m.Norwegian time at the latest. Registration can also be made electronically via REC's homepage http://www.recgroup.com (can not be used for proxies).

April 27, 2007
Renewable Energy Corporation ASA
Tore Schiøtz (sign)
Chairman of the Board

To the Ordinary General Meeting of Renewable Energy Corporation ASA (REC)

Election of Chairman and members of the REC Board of Directors

The REC Board of Directors shall consist of five to nine members, and shall in accordance with § 5 of the Company's Articles of Association, be elected for a period of two years. All the present Board Members were elected at the 2006 Ordinary General Meeting.

In 2006 the Directors of the REC Board have been:

Tore Schiøtz, Chairman
Rune Bjerke
Marcel Egmond Brenninkmeijer
Ole Enger
Roar Engeland
Line Geheb
Susanne Elise Munch Thore
Karen Helene Ulltveit-Moe

Rune Bjerke resigned from the Board on December 22, 2006 as he has taken up the position as CEO of DnB NOR ASA.

Karen Helene Ulltveit-Moe has asked the Nomination Committee to be released from her duty as member of the REC Board.

The Nomination Committee has had discussions with the largest shareholders of REC, the Chairman of the Board and the President and CEO of REC. In addition, the Nomination Committee has reviewed the evaluation report from the Board of Directors. The Nomination Committee has held four meetings.

When making its recommendation for changes of the REC Board of Directors as of the 2007 Ordinary General Meeting, the following has been given weight:

- The need for industrial and financial competences
- The need for continuity in the Board
- Changes in the ownership structure of REC

The Nomination Committee recommends the following changes:

Ole Enger is elected as Chairman of the Board
Tore Schiøtz is elected as Vice Chairman of the Board

As new Board members to replace Rune Bjerke and Karen Helene Ulltveit-Moe, the following persons are recommended:

Christian Berg (born in 1969)

> Christian Berg was appointed President and CEO of Hafslund ASA in 2006. He has previously been CFO in Hafslund from 2001, and before that he was Head of the division for financial ownership of the company. He has been employed with Hafslund since 1998. Christian Berg has previous experience from Price Waterhouse, where he worked as an advisor in corporate finance. Berg is a graduate from the Norwegian School of Economics and Business Administration (NHH).

Inger Johanne Solhaug (born in 1969)

> Inger Johanne Solhaug is Senior Vice President, Corporate Development Marketing & Sales of Orkla ASA. Among other positions, she has previously been Category Manager in Orkla Foods and Marketing Manager in Lilleborg. Inger Johanne Solhaug has been with Orkla since 1993. She is graduated from the Norwegian School of Economics and Business Administration (NHH).

Board remuneration

The Nomination Committee proposes the following remuneration of the Board members for the period May 2006 to May 2007. The remuneration for the period 2005-2006 is shown in the parenthesis:

Chairman of the Board	NOK 350,000	(300,000)
Other members of the Board	NOK 200,000	(150,000)

For Committee members appointed by the Board, the Nomination Committee proposes NOK 40,000 per person per committee (37,500).

Election of members of the Nomination Committee and its remuneration

The REC Nomination Committee consists of:

Rune Selmar, Director Rasmussengruppen AS
Christian Berg, President and CEO Hafslund ASA
Marius Grønningseter, Vice President Business Development, Orkla ASA

The Nomination Committee proposes that Rune Selmar and Marius Grønningseter continue as members of the Nomination Committee. As Christian Berg is proposed as a new member of the REC Board, the Nomination Committee proposes the following person as a new member of the Nomination Committee:

Stig Grimsgaard Andersen (born in 1955)

> Stig Grimsgaard Andersen is Managing Partner in the Private Equity company Holmen Industri AS. He has previously been CEO for AON in the Nordic countries and Baltic countries. Stig Grimsgaard Andersen is Chairman of the Board of Aon Grieg and Goodtech ASA, as well as Board member of Hafslund ASA and Bluewater ASA. He is a graduate of the University of San Francisco.

The Nomination Committee proposes remuneration for the work in the Nomination committee with NOK 25,000 for the Chairman of the committee and NOK 20,000 for each of the other committee members.

Rune Selmar　　　Christian Berg　　　Marius Grønningseter

23. REC Mandatory Notification of Trade

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30.04.2007 07:46:58 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

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On March 27, 2007, 4 primary insiders in Renewable Energy Corporation ASA sold shares.

Granhaug Industrier AS, a company fully owned by Tore Schiøtz (Chairman of the Board), primary insider in REC ASA, has sold 250,000 shares in REC at a price of NOK 163.82 per share. After this transaction, Mr. Schiøtz and related parties hold 250,000 shares.

Primary insider Erik Thorsen (President & CEO) sold 100,000 shares in REC at a price of NOK 163.82 per share. After this transaction, Mr. Thorsen and related parties hold 250,200 shares.

Sauar Invest AS, a company fully owned by Erik Sauar (SVP & CTO), primary insider in REC ASA, has sold 220,000 shares in REC at a price of NOK 163.82 per share. After this transaction, Mr. Sauar and related parties hold 476,880 shares.

Ludens AS, a company fully owned by Jon André Løkke (SVP & IRO), primary insider in REC ASA, has sold 25,000 shares in REC at a price of NOK 163.82 per share. After this transaction, Mr. Løkke and related parties hold 89,338 shares.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

24. REC Finalizing May 9, 2006 Employee Share Issue

30.04.2007 07:57:52 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **FINALIZING MAY 9, 2006 EMPLOYEE SHARE ISSUE** firmaattest

---

Reference is made to previous notice of May 9, 2006, where REC announced that it had resolved to issue up to 500,000 shares to its U.S. employees in connection with the IPO. The completion of this issue has now been completed. 142,843 shares were issued, and the new share capital is NOK 494,314,725. Oslo Børs has received the new company certificate.

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer,
+47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

25. Mandatory Notification of Trade

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30.04.2007 13:52:26 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **REC - MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

Primary insider Christopher Groth (General Counsel) of REC ASA sold 2,600 shares in REC on March 27 2007 at a price of NOK 163 per share. After the transaction, Mr. Groth holds no shares in REC.

26. Mandatory Notification of Trade

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08.05.2007 13:58:57 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

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On May 8, 2007, primary insider Ingelise Arntsen (EVP of Wafer from June 1, 2007) purchased 1,500 shares in REC at a price of NOK 165.50 per share. After this transaction, Ms. Arntsen and related parties hold 1,500 shares.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

27. Ordinary General Meeting held May 14, 2007

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16.05.2007 13:52:08 Marked=OB Utsteder=Renewable Energy Corporation ASA **ORDINARY GENERAL MEETING HELD IN REC ASA** generalforsamlingsinfo

The Ordinary General Meeting of Renewable Energy Corporation ASA (REC) was held on May 14 2007 at 15:00 hrs in Thon Conference Oslofjord in Sandvika outside Oslo.

The Ordinary General Meeting has, in line with the recommendation from the nomination committee, elected the following shareholder representatives to the Board of REC, valid as of May 14, 2007:

Ole Enger, Chairman
Tore Schiøtz, Vice-Chairman
Christian Berg,
Marcel Egmond Brenninkmeijer
Roar Engeland
Line Geheb
Susanne Elise Munch Thore
Inger Johanne Solhaug

Since Christian Berg was elected into the Board of REC, Stig Grimsgaard Andersen was elected as a new member of the nomination committee.

For more information, please contact;
Bjørn R Berntsen, Shareholder Services,
+47 67 81 52 54

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

28. Minutes from REC Ordinary General Meeting held on May 14, 2007

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22.05.2007 11:42:10 Marked=OB Utsteder=Renewable Energy Corporation ASA **PROTOCOL FROM ORDINARY GENERAL MEETING IN REC ASA** generalforsamlingsinfo

The Ordinary General Meeting of the shareholders of Renewable Energy Corporation was held at 15:00 hrsMay 14 2007 in Thon Conference Oslofjord in Sandvika outside Oslo.

Based on an agreement between the company and its employees relating to employee representation at a Group level, the employees are entitled to elect four Board members.

Due to this agreement, two amendments to the Articles of Association had to be made at the General Meeting; the highest number of Board Members had to be increased from nine to twelve and the Board Members must, according to the Public Limited Companies Act § 6-1 (2) second sentence, themselves elect their Chairman.

After the Ordinary General Meeting, valid as of May 14, 2007, the Board of REC consists of the following:

Shareholder representatives:
Ole Enger, Chairman
Tore Schiøtz, Vice-Chairman
Christian Berg
Marcel Egmond Brenninkmeijer
Roar Engeland
Line Geheb
Susanne Elise Munch Thore
Inger Johanne Solhaug

Employee representatives:
Mona Stensvik
Rolf B. Nilsen
Jørn Mobæk
Rita Glenne

Please see the full protocol from the the Ordinary General Meeting enclosed.

For more information, please contact;
Bjørn R Berntsen, Shareholder Services,
+47 67 81 52 54

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across
the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon

and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

- IN-HOUSE TRANSLATION -

MINUTES

from

ORDINARY GENERAL MEETING

in

RENEWABLE ENERGY CORPORATION ASA

Ordinary General Meeting in Renewable Energy Corporation ASA was held on Monday May 14, 2007 at 15:00 at Thon Conference Oslofjord, Sandviksveien 184, Sandvika.

1. Opening of the meeting and registration of attending shareholders

Chairman of the Board, Mr Tore Schiøtz, opened the meeting.

The following shareholders and proxies attended, see enclosed list.

A total of 376,767,355 shares/votes, of which 225,214,002 by proxies, were represented Thus 76.22% of the Company's entire share capital was represented.

Also REC's President and CEO Erik Thorsen, REC's EVP & CFO Bjørn Brenna and REC's Auditor Arve Gevoll attended the meeting.

2. Election of Chairman of the meeting and not less than one person to co-sign the minutes with the Chairman

Tore Schiøtz was elected to chair the meeting and Reidar Lund was elected to co-sign the minutes with the chairman of the meeting.

88,457,284 votes abstained from voting according to voting instruction.

3. Approval of the notice to the meeting and the agenda

The shareholders unanimously approved the notice and the agenda.

517 votes abstained from voting according to voting instruction.

4. Approval of Annual Financial Statements and Annual Report from the Board for 2006

President & CEO Erik Thorsen presented the main events including the Accounts for 2006 and answered questions.

Auditor Arve Gevoll, KPMG presented the main conclusion in his Auditor's Report.

The following resolution was unanimously passed:

The General Meeting approves the Annual Financial Statements and Annual Report from the Board for 2006 for Renewable Energy Corporation ASA including the Board's proposal to distribute the profit for 2006 of NOK 356 433 000 to Other Equity.

122,167 votes abstained from voting according to voting instruction.

5. The Board's statement regarding management compensation and also advisory vote on management compensation

With reference to note 16 in Annual Report, the chairman presented the statement submitted by the Board regarding compensation to the general manager and other key employees in the Company in accordance with the Public Limited Companies Act § 6-16a.

The general meeting accepted the submitted guidelines with 376,249,278 votes in favor against 3,160 votes. 514,317 votes abstained from voting according to voting instruction.

6. Directors' remuneration and remuneration for the members of the Nomination Committee

The following resolution was passed with 376,763,678 votes in favour against 3,160 votes:

Remunerations for the period April 20, 2006 through May 14, 2007 to the Chairman of the Board; other Board members, members of Board Committees and members of the Nomination Committee (all amounts in NOK) were fixed to

Chairman of the Board	*NOK 350,000*
Other Board Members	*NOK 200,000*
Members of Board Committees	*NOK 40,000*
Chairman of Nomination Committee	*NOK 25,000*
Members of the Nomination Committee	*NOK 20,000*

517 votes abstained from voting according to voting instruction.

7. **Auditor's remuneration**

Based on request from the auditor and statement from Executive Vice President & CFO Bjørn Brenna, the following resolution was unanimously passed:

The General Meeting approves Auditor's remuneration for the auditing of the Annual Accounts of REC ASA in the year 2006 in the amount of NOK 1,611,071..

517 votes abstained from voting according to voting instruction.

8. **Rules of Procedures for Nomination Committee**

New Rules of Procedure for the Nomination Committee were enclosed to the Notice of the General Meeting.

The General Meeting passed the following resolution with 376,692,392 votes in favour against 74,446 votes:

The General Meeting resolves the proposed Rules of Procedure for the Nomination Committee.

517 votes abstained from voting according to voting instruction.

9. **Power of attorney to issue shares**

The Chairman informed about the proposal to grant the Board power of attorney to issue new shares.

The General Meeting passed the following resolution with 375,363,798 votes in favor against 1,403,040 votes.

The Board is granted power of attorney to increase the share capital by issue of maximum 49 000 000 shares in one or more issuances.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares' market value at the relevant time. Shares may be issued for a consideration in the form of cash or for a consideration of the transfer of other assets (contribution in kind). The power of attorney also includes capital increases in connection with mergers. Existing shareholder's pre-emptive rights to subscribe for shares may be waived by the Board in connection with specified issuances pursuant to the power of attorney.

The power of attorney replaces all previously given power of attorneys to issue shares.

The power of attorney is valid until the next Ordinary General Meeting, but in any case maximum 15 months from the date of this General Meeting.

517 votes abstained from voting according to voting instruction.

10. Power of attorney to acquire treasury shares

The Chairman informed about the proposal to grant the Board power of attorney to acquire treasury shares.

The General Meeting passed unanimously the following resolution:

The Board of Directors is given power of attorney to acquire shares in Renewable Energy Corporation ASA on behalf of the Company. The power of attorney covers purchase(s) of up to 10 % of the face value of the share capital of the Company, ref the Norwegian Public Limited Liability Companies Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 10 per share and maximum NOK 300 per share. The shares shall be acquired and disposed of through ordinary purchase and sale.

The power of attorney is valid until the Ordinary General Meeting in 2008 or until it is recalled by a General Meeting resolution passed with simple majority. The Board shall ensure that the power of attorney is notified to, and registered by, the Norwegian Registry of Business Entities prior to acquiring any shares.

517 votes abstained from voting according to voting instruction.

11. Election of Board Members

Christian Berg, member of the Nomination Committee, presented the Committee's proposal for new Board of Directors of REC ASA.

The General Meeting passed the following resolution with 376,223,908 votes in favour against 542,930 votes:

The REC's Board of Directors has as of May 14, 2007 the following Board members elected by the shareholders:

Ole Enger, Chairman
Tore Schiøtz, Vice Chairman
Christian Berg
Marcel Egmond Brenninkmeijer
Roar Engeland
Line Geheb
Susanne Munch Thore
Inger Johanne Solhaug

517 votes abstained from voting according to voting instruction

As Christian Berg was elected member of the REC Board of Directors, a new member of the Nomination Committee had been proposed.

The General Meeting passed the following resolution with 376,223,908 votes in favour against 542,930 votes:

As a new member of the Nomination Committee replacing Christian Berg, Stig Grimsgaard Andersen is elected.

517 votes abstained from voting according to voting instruction

12. Amendments of the Articles of Association

The General Meeting was informed about the agreement between the company and its employees relating to employee representation at a Group level. According to this agreement, the employees are entitled to elect four Board members.

The General Meeting was also informed that the following employee representatives had been elected for the REC Board:

Mona Stensvik	REC Solar, Narvik
Rolf B. Nilsen	REC Wafer, Glomfjord
Jørn Mobæk	REC Wafer, Herøya
Rita Glenne	REC ASA, Høvik

Due to this agreement, two amendments to the Articles of Association had to be made; the highest number of Board Members had to be increased from nine to twelve and the Board Members must, according to the Public Limited Companies Act § 6-1 (2) second sentence, themselves elect their Chairman.

I addition, the Company wanted to have flexibility with regard to the place where the General Meetings shall take place.

The General Meeting passed following resolution unanimously:

§5 and the 1. section of § 9 in The Articles of Association are amended to read:

§ 5 The Board

The Company's Board of Directors shall consist of five to twelve members. The Chairman of the Board shall be elected by the Board Members. In the event of an equality of votes, the Chairman has the casting vote. The Board is elected for a period of two years at a time.

§9 General Meeting

The Ordinary General Meeting shall be held annually before the end of June. General Meetings shall be held in the municipality where the Company has its registered business address or inOslo.

517 votes abstained from voting according to voting instruction.

* * * * * * *

At the end of the meeting, the Chairman thanked Karen Helene Ulltveit-Moe for her contribution in the Board, and wished Ole Enger good luck in taking over as Chairman of the Board.

No more matters were to be dealt with, and the meeting was adjourned.

Høvik, May 14, 2007

Tore Schiøtz (Signed)

Reidar Lund (Signed)

29. Annual Overview for REC

23.05.2007 13:37:15 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **ANNUAL OVERVIEW** årsoversikt

Issuers of listed transferable securities are required to provide Oslo Stock Exchange with an annual statement of information made available to the public, cf the Stock Exchange Regulations section 5-2 fifth paragraph. Attached at http://www.newsweb.no is an annual overview for Renewable Energy Corp. ASA 2006.

For more information, please contact;
Bjørn R Berntsen, Shareholder Services,
+47 67 81 52 54

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

Annual Information

Source	Date	Announcement	Type of announcement
newsweb	22.05.2007	PROTOCOL FROM ORDINARY GENERAL MEETING IN REC ASA	GENERAL MEETING INFORMATION
newsweb	16.05.2007	ORDINARY GENERAL MEETING HELD IN REC ASA	GENERAL MEETING INFORMATION
newsweb	30.04.2007	FINALIZING MAY 9, 2006 EMPLOYEE SHARE ISSUE	CERTIFICATE OF REGISTRATION
newsweb	30.04.2007	NOTICE FOR ANNUAL GENERAL MEETING	GENERAL MEETING INFORMATION
newsweb	27.04.2007	ANNUAL REPORT 2006	PRINTED ANNUAL/QUARTERLY REPOR
newsweb	27.04.2007	1ST QUARTER OF 2007	QUARTERLY RESULTS
newsweb	26.04.2007	FURTHER EXPANSIONS IN POLYSILICON AND WAFER	OTHER ANNOUNCEMENTS
newsweb	20.04.2007	REC ASA - PRESENTATION OF THE FIRST QUARTER 2007	FINANCIAL CALENDAR
newsweb	04.04.2007	NOTIFICATION OF TRADE **CORR	OTHER ANNOUNCEMENTS
newsweb	28.03.2007	ANALYST FIELD TRIP - PRESENTATION MATERIAL	PRESENTATION MATERIAL
newsweb	21.03.2007	SECURES NOK 4.8 BILLION POLYSILICON CONTRACT	AGREEMENTS
newsweb	21.03.2007	BOARD OF DIRECTORS APPROVED 2006 FINANCIALS	PROPOSED ANNUAL ACCOUNTS
newsweb	14.02.2007	TRADE SUBJECT TO NOTIFICATION	OTHER ANNOUNCEMENTS
newsweb	14.02.2007	TRADE SUBJECT TO NOTIFICATION	OTHER ANNOUNCEMENTS
newsweb	13.02.2007	REC ASA - 4TH QUARTER 2006	QUARTERLY RESULTS
newsweb	06.02.2007	PRESENTATION OF THE FOURTH QUARTER 2006	FINANCIAL CALENDAR
newsweb	23.01.2007	REIDAR LANGMO RESIGNS FROM REC	ORGANIZATIONAL CHANGES
newsweb	22.12.2006	RUNE BJERKE RESIGNS AS MEMBER OF THE BOARD	ORGANIZATIONAL CHANGES
newsweb	22.12.2006	REGULATORY AUTHORITIES APPROVE EVERQ PARTNERSHIP	OTHER ANNOUNCEMENTS
newsweb	14.12.2006	FINANCIAL CALENDAR FOR 2007	FINANCIAL CALENDAR
newsweb	13.12.2006	PRESENTATION MATERIAL	PRESENTATION MATERIAL
newsweb	13.12.2006	INVITATION TO PRESS CONFERENCE	OTHER ANNOUNCEMENTS
newsweb	13.12.2006	INVESTS NOK 2.5BN IN WORLD`S LARGEST SOLAR PLANT	AGREEMENTS
newsweb	11.12.2006	MOTTATT FIRMAATTEST	CERTIFICATE OF REGISTRATION
newsweb	22.11.2006	REC CAPITAL MARKETS DAY - PRESENTATION MATERIAL	FINANCIAL CALENDAR
newsweb	25.10.2006	3RD QUARTER 2006	QUARTERLY RESULTS
newsweb	24.10.2006	REC SECURES A NOK 1.2 BILLION CONTRACT WITH SUNTECH	AGREEMENTS
newsweb	20.10.2006	REC`S Q3 FINANCIALS - ABOVE MARKET CONSENSUS	EARNINGS GUIDANCE
newsweb	19.10.2006	SECURES A NOK 2.7 BILLION WAFER CONTRACT WITH BP SOLAR	AGREEMENTS

newsweb	12.10.2006	PRESENTATION OF THE THIRD QUARTER 2006	FINANCIAL CALENDAR
newsweb	10.10.2006	INVITATION TO REC CAPITAL MARKETS DAY 2006	FINANCIAL CALENDAR
newsweb	20.09.2006	REC QUADRUPLES CELL AND DOUBLES MODULE PRODUCTION	OTHER ANNOUNCEMENTS
newsweb	20.09.2006	REC FURTHER INCREASES PRODUCTION OF POLYSILICON	OTHER ANNOUNCEMENTS
newsweb	18.09.2006	MOTTATT FIRMAATTEST	CERTIFICATE OF REGISTRATION
newsweb	15.09.2006	NOK 3.1 BILLION CONTRACT FOR SUPPLY OF WAFERS TO SHARP	AGREEMENTS
newsweb	04.08.2006	PRESENTATION OF INTERIM RESULTS 2ND QUARTER 2006	PRESENTATION MATERIAL
newsweb	04.08.2006	2ND QUARTER 2006: CONTINUED STRONG ORGANIC GROWTH	QUARTERLY RESULTS
newsweb	31.07.2006	REC ENTERS INTO A NOK 2 BILLION WAFER SALES AGREEMENT	AGREEMENTS
newsweb	25.07.2006	REC ASA - PRESENTATION OF THE SECOND QUARTER 2006	FINANCIAL CALENDAR
newsweb	26.06.2006	MOTTATT FIRMAATTEST	CERTIFICATE OF REGISTRATION
newsweb	20.06.2006	FINANCIAL CALENDAR 2006	FINANCIAL CALENDAR
newsweb	06.06.2006	REC TO INCREASE SHAREHOLDING IN EVERQ	AGREEMENTS
newsweb	24.05.2006	1ST QUARTER 2006: SUBSTANTIAL ORGANIC GROWTH	QUARTERLY RESULTS
newsweb	23.05.2006	DOUBLES ITS PRODUCTION OF POLYSILICON	OTHER ANNOUNCEMENTS
newsweb	19.05.2006	PRESENTATION OF THE FIRST QUARTER 2006 RESULTS	FINANCIAL CALENDAR
newsweb	15.05.2006	5-YEAR FRAME CONTRACT WITH GAMESA SOLAR	AGREEMENTS
newsweb	11.05.2006	RECEIVED CERTIFICATE OF REGISTRATION	CERTIFICATE OF REGISTRATION
newsweb	09.05.2006	OSLO BØRS - RE. TRADES	OTHER ANNOUNCEMENTS
newsweb	09.05.2006	RESULT OF GLOBAL OFFERING	OTHER ANNOUNCEMENTS
newsweb	09.05.2006	COMPLETION OF IPO AND LISTING ON OSLO BØRS	OTHER ANNOUNCEMENTS
newsweb	08.05.2006	FAST ENTRY - BENCHMARK INDEX / MUTUAL FUND INDEX	OTHER ANNOUNCEMENTS
newsweb	08.05.2006	IPO - NOTICE REGARDING APPLICATIONS IN RETAIL OFFERING	OTHER ANNOUNCEMENTS
newsweb	05.05.2006	REC IPO: INDICATIVE OFFER PRICE RANGE INCREASED	OTHER ANNOUNCEMENTS
newsweb	05.05.2006	INVITASJON TIL PRESENTASJON	FINANCIAL CALENDAR
newsweb	05.05.2006	IPO - STATUS OF BOOKBUILDING	OTHER ANNOUNCEMENTS

30. Updated Articles of Association of REC

OSLO BØRS NewsWeb Utsteder Renewable Energy Corporation ASA Instrument -- alle --
Kategori -- alle -- Fra dato 01.01.2007

lenke

23.05.2007 15:19:18 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **UPDATED ARTICLES OF ASSOCIATION FROM REC** generalforsamlingsinfo

---

As previously communicated, the Ordinary General Meeting of Renewable Energy Corporation held May 14 2007 made the amendments to the Articles of Association.

The following amendments were made:
The highest number of Board Members was increased from nine to twelve members, the Board Members must, according to the Public Limited Companies Act § 6-1 (2) second sentence, themselves elect their Chairman, and REC can in the future hold the General Meetings either in the municipality where the Company has its registered business address or in Oslo

Please see the updated Articles of Associations enclosed.

For more information, please contact;
Bjørn R Berntsen, Shareholder Services,
+47 67 81 52 54

About REC

REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million.
Please also see www.recgroup.com

- IN-HOUSE TRANSLATION -

ARTICLES OF ASSOCIATION

for

RENEWABLE ENERGY CORPORATION ASA
(last amendment dated May 14, 2007)

§ 1 The name of the Company

The name of the Company is Renewable Energy Corporation ASA. The Company is a public limited liability company.

§ 2 Business address

The Company's business address is in the municipality of Bærum, Norway.

§ 3 Purpose

The Company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The Company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes.

§ 4 Share capital

The Company's share capital is NOK 494,314,725 divided into 494.314,725 shares, each with a nominal value of NOK 1 (NOK one). The shares shall be registered in the Norwegian Central Securities Depository.

§ 5 The Board

The Company's Board of Directors shall consist of five to twelve members. The Chairman of the Board shall be elected by the Board Members. In the event of an equality of votes, the Chairman has the casting vote. The Board Members are elected for a period of two years at a time.

§ 6 Nomination Committee

The Company shall have an Nomination Committee. The Committee shall comprise of three members. The members of the Committee shall be elected by the company's General Meeting, who also appoints the Committee's Chairperson. The Ordinary General Meeting shall also lay down the rules of procedure for the Committee's work.

§ 7 **Signature**

The right to sign on behalf of the Company is assigned to the Chairman and one Board Member jointly. The Board may grant power of procuration.

§ 8 **Acquisition of shares**

Transfer of shares is not conditioned upon the Board's approval. The shareholders have no pre-emptive rights upon the transfer of the company's shares.

§ 9 **The General Meeting**

The Ordinary General Meeting shall be held annually before the end of June. General Meetings shall be held in the municipality where the Company has its registered business address or in Oslo.

The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1. Approve the financial statements and the annual report, including the allocation of profits or deficits.

2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor

3. Elect Chairman of the Board, Board Members and Auditor

4. Other issues that shall be considered by the General Meeting according to law or the Articles of Association

In order to be considered by the Ordinary General Meeting, motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting.

§ 10 **Extraordinary General Meeting**

Extraordinary General Meeting shall be held whenever the Board deems it necessary. Further, the Board shall also call for a extraordinary General Meeting when the Auditor or a shareholder representing more than 10% of the share capital, requires a specific issue to be considered by the General Meeting.

The call shall specify the issues to be considered. The Board shall ensure that such General Meeting is held no later than one month subsequent to the date it was required to have such General Meeting. On the extraordinary General Meeting only the issues specified in the call shall be considered, unless all shareholders approve otherwise.

31. REC adding 50 NW Module Capacity

OSLO BØRS NewsWeb
Utsteder Renewable Energy Corporation ASA Instrument -- alle --
Kategori -- alle -- Fra dato 01.01.2007

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21.06.2007 08:30:15 Marked=OB Utsteder=Renewable Energy Corporation ASA **ADDING 50 MW MODULE CAPACITY** andre børsmeldinger

Oslo, June 20, 2007: Renewable Energy Corporation (REC) has decided to invest SEK 74 million to increase module production by 50 MW, bringing the total capacity up to 150 MW.

The Glava module plant in Sweden is currently being expanded from an annual production level of 45 MW to approximately 100 MW, and this decision to invest approximately SEK 74 million in additional production capacity will bring the total capacity further up to around 150 MW.

`REC is continuously working on plans for capacity expansions. This project is a relatively fast and cost efficient way of getting both additional capacity and improving the long-term cost position and profitability of our module production plant in
Sweden`, says Erik Thorsen President & CEO.

The project consists mainly of adding tabbing and stringing machines as well as ancillary equipment. It will also include additional areas for test equipment for production of next generation modules and consequently facilitate more rapid and efficient technology/product development.

The project will have a positive impact on direct labor cost and general overhead costs and only around 40 new employees will be added. The total number of employees at the plant will increase to around 220 people. Economies of scale will be improved as REC Solar takes on the position as the second largest module producer in Europe.

`REC Solar is already well established as a supplier of high quality modules, and the expansion will enable us to effectively deliver additional volumes`, says John Andersen Jr., EVP Solar.

Production start-up is expected in April 2008, with a ramp-up period of only two quarters. Consequently, full capacity is expected in the fourth quarter of 2008.

About REC
REC is uniquely positioned in the solar energy industry with a broad presence across the solar value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers
for solar applications. REC Solar produces solar

cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 90 75 66 85
Jon Andre Løkke, SVP & Investor Relation Officer, +47 67 81 52 65

32. Oslo Børs publishes Exchange Notice Derivatives NR 58-07

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA Instrument --- alle ---

Kategori --- alle --- Fra dato 01.01.2007

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21.06.2007 12:24:23 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **NR 58-07 DERIVATIVES : LISTING RENEWABLE ENERGY CORP (REC) OPTIONS AND FORWARDS** derivatmeldinger

See attachment at www.newsweb.no.

OSLO BØRS

Oslo, 20th June 2007

EXCHANGE NOTICE DERIVATIVES 58-07

LISTING OPTIONS AND FORWARDS ON RENEWABLE ENERGY CORP (REC)

Oslo Børs will from and including 22nd June 2007 list options and forwards on the following stock :

Underlying	Ticker	ISIN code
Renewable Energy Corporation	***REC***	***NO 0010112675***

The option and forward contracts will have standard contract specifications in accordance with the Derivative rulebook. REC will be listed in expiration group 1 (January, April, July, October). Minimum scanning range (VPS Clearing) for REC will be 25%.

Market Makers in REC will be DnB NOR Markets and Kaupthing.

Any questions regarding this Exchange Notice can be directed to Linus Lönnroth or Are Grongstad.

Sincerely
OSLO BØRS ASA

Are Grongstad
Product Manager – Derivatives

END